FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May 2003

WAVECOM S.A.

12, boulevard Garibaldi
F-92442 Issy-Les-Moulineaux Cedex, France
Tel:  00 33 1 46 29 08 00

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .]

WAVECOM

A French corporation [société anonyme] with registered capital of 15,107,890 euros

Registered office: 12, Boulevard Garibaldi

92442 Issy les Moulineaux Cedex

Nanterre Trade and Companies Register Number 391 838 042

Agenda of the Shareholders Ordinary & Extraordinary Meeting

May 22, 2003 - 10 am

Paris Sofitel Forum Rive Gauche

17, boulevard Saint-Jacques

75014 Paris - France

I - Proceedings of the Shareholders Convened as the Ordinary General Meeting

First Resolution

Approval of the annual financial statements and consolidated financial statements for the fiscal year ended December 31, 2002 and discharge to the directors

Second Resolution

Allocation of earnings for the fiscal year ended December 31, 2002

Third Resolution

Approval of agreements identified in Article L. 225-38 of the French Commercial Code.

Fourth Resolution

Allocation of directors’ fees

Fifth Resolution

Renewal of Delphis term of office

Sixth Resolution

Appointment of Director

Seventh Resolution

Delegation of authority to the Board of Directors for the Company’s repurchase and sale of its own stock, definition of objectives and terms of the transaction.

II - Proceedings of the Shareholders Convened as the Extraordinary General Meeting

Eighth Resolution

Authorization of the Board of Directors to use the delegation of powers to increase the share capital in the event of the takeover bid or exchange offer

Ninth Resolution

Delegation of authority to the Board of Directors to grant stock subscription or stock purchase options stock to personnel of the Company or any related company.

Tenth Resolution

Delegation of authority to the Board of Directors to grant founders’ subscription warrants for Company shares (“founders’ warrants”) to personnel of the Company;

Eleventh Resolution

Delegation of authority to the Board of Directors to grant stock subscription options or stock purchase options backing the founders’ warrants proposed in the Tenth Resolution;

Twelfth Resolution

Issuance of subscription warrants to directors

Thirteenth Resolution

Delegation of authority to the Board of Directors to increase the share capital for the benefit of  employees enrolled in a company savings plan or a voluntary employee savings partnership plan

Fourteenth Resolution

Authorization to the Board of Directors to cancel shares purchased by the Company

Fifteenth Resolution

Powers to accomplish formalities

RESOLUTIONS

I - Proceedings of the Shareholders Convened as the
Ordinary General Meeting

First Resolution

Approval of the annual financial statements and consolidated financial statements for the fiscal year ended December 31, 2002 and discharge to the directors

The shareholders, by a majority of the quorum prescribed for ordinary general meetings,

having read the Management Report for the fiscal year ended December 31, 2002 and the Auditor’s report on the performance of its mission during that fiscal year,

approve the annual financial statements for the fiscal year ended December 31, 2002 as presented, the transactions reflected in those financial statements and summarized in those reports, the non-deductible charges and expenses pursuant to Article 39-4 of the French Tax Code, totaling €61,605, and the corresponding taxes.

having read the Management Report for the group and the Auditor’s report on the consolidated financial statements for the fiscal year ended December 31, 2002,

approve the consolidated financial statements for the fiscal year ended December 31, 2002 as presented.

Accordingly, the shareholders grant discharge to all the directors for the fiscal year ended December 31, 2002.

Second Resolution

Allocation of earnings for the fiscal year ended December 31, 2002

The shareholders, by a majority of the quorum prescribed for ordinary general meetings,

observing that earnings for the fiscal year ended December 31, 2002 totals €14,628,532.18,

resolve, on the recommendation of the Board of Directors, to allocate these earnings to the “retained earnings” account, which will reflect a negative balance of (€5,696,459)  after such allocation.

It is noted that the Company has not distributed any dividends for the last three fiscal years.

Third Resolution

Approval of agreements identified in Article L. 225-38 of the French Commercial Code.

The shareholders, by a majority of the quorum prescribed for ordinary general meetings, having read the Auditors’ special report concerning agreements identified in Articles 225-38 et seq. of the French Commercial Code,

take note that the agreement concluded between Wavecom and Delphis on November 29, 2000, previously authorized by the Board of Directors meeting of October 20, 2000 at 10:00 a.m., continues without modification.

Fourth Resolution

Allocation of directors’ fees

The shareholders, by a majority of the quorum prescribed for ordinary general meetings, and having read the Management Report,

resolve to set directors’ fees for fiscal year 2003 at €60,400, to be allocated to the directors for their participation in Board of Directors meetings, and at €50,800 for participation in special Board meetings for fiscal year 2003 and subsequent years until otherwise decided by the general meeting, and resolve that they shall be entitled to reimbursement for expenses and travel (not to exceed business class airfare and first class train fare), upon presentation of receipts, for fiscal year 2003 and subsequent years until otherwise decided by the general meeting.

Only independent directors are entitled to receive directors’ fees. The Chairman, the Chief Executive Officer and employees of the Company shall not be considered independent directors.

Fifth Resolution

Renewal of Delphis term of office

The shareholders, by a majority of the quorum prescribed for ordinary general meetings, and on the recommendation of the Board of Directors after having read its report,

resolve to renew the term of the director from Delphis, a French corporation [société anonyme] with a share capital of €45,000 and having its registered offices located at 22 Rue de l’Arcade 75008 Paris, Paris Trade and Companies Register No. B 350,982,807,

for a term of three years, i.e., until the ordinary general meeting called to approve the financial statements for the fiscal year ending December 31, 2005.

Sixth Resolution

Appointment of Director

The shareholders, by a majority of the quorum required for ordinary general meetings, and on the recommendation of the Board of Directors after having read its report,

resolve to appoint

Mr. Anthony Maher, citizen of the United States of America, born September 14, 1945 in Chicago (USA),

for a term of three years, i.e., until the ordinary general meeting called to approve the financial statements for the fiscal year ending December 31, 2005.

Seventh Resolution

Delegation of authority to the Board of Directors for the Company’s repurchase and sale of its own stock, definition of objectives and terms of the transaction.

The shareholders, by a majority of the quorum prescribed for ordinary general meetings, having read the Management Report and the special report of the Auditors,

pursuant to Articles L. 225-209 et seq. of the French Commercial Code,

take note of the information provided by the Board of Directors in its report on use of the authorization conferred by the general meeting of June 17, 2002 and implemented by the Board of Directors meeting of January 28, 2003 (COB [French Securities and Exchange Committion] approval 03-052), resolve to authorize the Board of Directors to purchase a maximum of 1,500,000 shares of par value €1 (one euro) per share, including by purchase and cancellation of American Depositary Shares. The number of shares repurchased shall not exceed 10% of the share capital.

resolve that the purchase price shall not exceed €30 per share, excluding fees and commissions,

resolve to authorize the Board of Directors to sell a maximum of 1,500,000 shares of par value €1 (one euro) per share acquired in accordance with the terms and conditions authorized above,

resolve is that the selling price shall not be lower than €30 per share, excluding fees and commissions.

In accordance with the provisions of Article L. 225-209 of the French Commercial Code, this authorization may be used, inter alia, (i) to execute purchases or sales according to the market situation or to stabilize prices by systematically intervening in the direction opposite the market, (ii) to optimize cash flow management and equity, (iii) to dispose of shares required to be used in connection with the implementation of programs for employees and, as the case may be, corporate representatives (to cover purchase options and/or grants in connection with the special profit-sharing reserve), (iv) to dispose of shares to be retired in connection with an acquisition or exchange pursuant to an external growth transaction, or to be retired upon exercise of rights attached to transferable securities which in any way entitle the holder to the allocation of the Company’s shares, (v) to minimize effects of dilution in connection with the issuance of transferable securities, or (vi) to cancel all or part of the shares in connection with the authorization granted by the fourteenth resolution of the extraordinary general meeting of this date, in order to optimize the Company’s equity management and net earnings per share.

These transactions may be executed at any time, including at the time of a public offering, within the limitations prescribed by securities regulations,

resolve that the Board of Directors shall purchase, sell or transfer shares on the market on one or more occasions on the over-the-counter market or otherwise, and by any means, including trading blocks of shares, executing options transactions or using derivatives.

The Board of Directors shall advise the Financial Markets Board [Conseil des marchés financiers] of stock purchases, sales and transfers each month.

Resolve that this authorization may be utilized from the expiration date of the authorization conferred by the general meeting of June 17, 2002 and implemented by the Board of Directors meeting of January 28, 2003 (COB approval 03-052), and shall expire on November 21, 2004.

II - Proceedings of the Shareholders Convened as the Extraordinary General Meeting

Eighth Resolution

Authorization of the Board of Directors to use the delegation of powers to increase the share capital in the event of the takeover bid or exchange offer

The shareholders, by a majority of the quorum prescribed for extraordinary general meetings, having read the Management Report and the special report of the Auditors,

expressly authorize the Board of Directors to use all or part of the authorizations granted by the ninth and tenth resolutions of the general meeting of June 17, 2002, as amended by the eighth resolution of this general meeting, to issue shares or transferable securities at the time of the takeover bid or an exchange offer for the Company’s shares.

This authorization shall be valid for the period from the date of this general meeting and the general meeting called to approve the financial statements for the fiscal year ending December 31, 2003, inclusive.

Ninth Resolution

Delegation of authority to the Board of Directors to grant stock subscription or stock purchase options stock to personnel of the Company or any related company.

The ordinary general meeting, by a majority of the quorum prescribed for extraordinary general meetings, having read the Management Report and the special report of the Auditors, and taking note that the Board of Directors meeting of March 25, 2003 resolved not to allocate the unused portion of the authorization conferred by the combined ordinary and extraordinary general meeting of June 17, 2002 concerning 1,197 options, authorize the Board of Directors, pursuant to Article L. 225-177 French Commercial Code, to grant options on one or more occasions to subscribe new ordinary shares in the Company to be issued in connection with the capital increase, or to purchase existing shares of the Company originating from purchases concluded in accordance with the terms and conditions prescribed by law and authorized by the general meeting.

The recipients of these options shall be employees, selected employees or selected categories of personnel, and corporate officers as defined by law, affiliated with the Company or one of the companies directly or indirectly related to it within the meaning of Article L. 225-180 of the

French Commercial Code.

The total number of options to be offered by the Board of Directors pursuant to this authorization shall entitled the holders to subscribe or purchase no more than 150,000 shares of par value €1 (one euro) per share.

This authorization is granted for a period of thirty-eight months from the date of this general meeting unless modified by a law or regulation amending the term of options granted, and the options granted shall not be exercised for a period not to exceed ten years from the date they were granted.

This authorization entails the shareholders’ express waiver of their preemptive right to subscribe the shares to be issued in favor of the beneficiaries of the subscription options, to the extent the options are exercised.

The subscription or purchase price of the shares shall be determined on the date the options are granted by the Board of Administration and shall be no less than:

•                  for stock subscription options, the highest of the following prices (i) the average closing price per share on the Nouveau Marché, or any regulated market substituted for it, for the 20 trading days preceding the option grant date, and (ii) the closing price per share on the Nouveau Marché, or any regulated market substituted for it, on the trading day preceding the option grant date;

•                  for stock purchase options, the highest of the following prices: (i) the average closing price per share on the Nouveau Marché, or any regulated market substituted for it, for the 20 trading days preceding the option grant date, (ii) the closing price per share on the Nouveau Marché, or any regulated market substituted for it, on the trading day preceding the option grant date and (iii) 80% of the average purchase price of shares held by the Company for allocation to its employees in connection with employee profit sharing plans or in connection with any stock repurchase program;

The shareholders resolve that no subscription or purchase option shall be granted:

•                  during the ten trading days preceding or following the date when the consolidated or annual financial statements, as the case may be, are made public,

•                  during the period between the date the Company’s supervisory bodies become aware of information which, if it were made public, may have a significant impact on the price of the Company’s stock, and the eleventh trading day after such information is made public,

•                  within less than 20 trading days after a coupon is detached from shares entitling the holder to a dividend or a capital increase.

The shareholders resolve that the stock subscription or purchase options shall be fully subject to the provisions of the Stock Subscription Plan or Stock Option Plan (2001 version) approved by the general meeting of December 19, 2001.

The Board of Directors is granted all powers, within the limitations established above, to implement this resolution in accordance with the terms and conditions established by law, and in particular:

•                  to establish the terms and conditions under which the options shall be granted, which may include clauses prohibiting the immediate resale of all or part of the shares within the limitations established by law,

•                  to determine the list or categories of option beneficiaries under the terms and conditions described above; to establish seniority requirements to be fulfilled by option beneficiaries; to determine the number of shares subject to options, within the above limitations;

•                  to establish of the term or terms during which the options may be exercised;

•                  to determine the conditions under which the price and number of shares may be adjusted, particularly under the various circumstances provided by Articles 174-8 through 174-16 of Order No. 67-236 of March 23, 1967;

•                  to provide for the authority to temporarily suspend the exercise of options for a maximum of three months in the event of a financial transaction requiring prior knowledge of the exact number of shares constituting the share capital or the execution of a transaction giving rise to an adjustment;

•                  to carry out or delegate any acts or formalities in order to consummate the capital increase or increases which may be implemented pursuant to the authorization granted by this resolution, to amend the corporate charter accordingly, and in general to take all necessary measures.

The shareholders authorize the Board of Directors to allocate the costs of the capital increase to the premiums associated with those increases and to deduct from this amount the sums required to restore the legal reserve to one-tenth of the new share capital after each increase.

The Board of Directors shall advise the ordinary general meeting each year of the transactions carried out pursuant to this resolution.

Tenth Resolution

Delegation of authority to the Board of Directors to grant founders’ subscription warrants for Company shares (“founders’ warrants”) to personnel of the Company;

The extraordinary general meeting, by a majority of the quorum prescribed for extraordinary general meetings, having read the Management Report and the special report of the Auditors, observing that the capital is fully paid and that the conditions prescribed by Article 163 bis G of the French Tax Code have been fulfilled, and taking note that the Board of Directors meeting of March 25, 2003 resolved not to allocate the unused portion of the authorization conferred by the Combined Ordinary and Extraordinary General Meeting of June 17, 2002 concerning 1640 founders’ warrants, authorize the issuance of a maximum of 290,000 founders’ warrants, each entitling the holder to one share of par value €1, or a total capital increase of €290,000 resolve that the Board of Directors may grant the founders’ warrants without restriction to employees of the company (hereinafter, the “Beneficiaries”).

resolve, pursuant to the provisions of Article L. 225-138 of the French Commercial Code, to eliminate the shareholders’ preemptive right to subscribe founders’ warrants in favor of the Beneficiaries.

authorize the Board of Directors to grant founders’ warrants, and therefore to issue the founders’ warrants, on one or more occasions to each Beneficiary (provided that such Beneficiary is still an employee of the Company at the time of the grant), no later than the date of the ordinary general meeting called to approve the financial statements for the fiscal year ending December 31, 2003; this authorization shall automatically terminate if the conditions provided by Article 163 bis G of the French Tax Code are no longer met, resolve that each founders’ warrant shall entitle the holder, subject to the conditions established by Article 163 bis G of the French Tax Code, to subscribe one share of par value €1 at a price per share to be established by the general meeting as the highest of the following prices: (i) the average closing price per share on the Nouveau Marché – or any regulated market substituted for it – for the 20 trading days preceding the warrants’ grant, (ii) the closing price per share on the Nouveau Marché, or any regulated market substituted for it, on the trading day preceding the warrants’ grant and (iii) if a capital increase is carried out during the term of this authorization, within the six months preceding the warrants’ grant, the subscription price of one share in the Company issued in connection with such capital increase.

The shares so subscribed must be fully paid at the time of subscription, i.e., by cash remittance or by offset against claims which are certain, liquid and due.

resolve that the founders’ warrants may be exercised by their holders according to the following schedule:

•                  up to one-fourth of the founders’ warrants at the expiration after one year from the grant date,

•                  and up to 1/48 of the founders’ warrants at the expiration of each month after the initial one-year period, for an additional three years, i.e., a total of 100% of the founders’ warrants at the expiration of four years from the grant date,

•                  and no more than five years from the grant date.

The number of founders’ shares that may be exercised shall always be rounded down to the nearest whole number.

If all or part of the founders warrants are not exercised by their holders by the end of this five-year period, they shall automatically expire,

resolve that the founders’ warrants are fully subject to the General Terms and Conditions approved by the general meeting of June 29, 2001,

resolve that pursuant to Article 163 bis G of the French Tax Code, founders’ warrants may be transferred only upon the Beneficiary’s death. They shall be issued in registered form and recorded in an account, resolve, pursuant to Article L 228-95, paragraph 2 of the French Commercial Code, to issue 290,000 shares, which may be issued in connection with the exercise of the founders’ warrants issued. This total number may be adjusted in the event the Company’s stock undergoes a split or reverse split.

resolve, pursuant to the provisions of Article L. 228-95 of the French Commercial Code, that the issue authorized above entails the shareholders’ express waiver of their preemptive right to subscribe shares issued pursuant to the exercise of founders’ warrants, said [waiver] operating to the sole benefit of holders of founders’ warrants (or their heirs), which shall not be transferable, resolve that the new shares issued to subscribers upon exercise of founders’ warrants shall be subject to all statutory provisions and confer rights as from the first day of the fiscal year during which they were issued. They shall enjoy the same rights and be fully equivalent to existing shares.

resolve that, in accordance with applicable law:

(i)                                     from the date of this general meeting, the Company shall not amortize its capital or modify the distribution of earnings  so long as founders’ warrants exist. However, the Company may create preferred shares without voting rights, subject to the rights of owners of founders’ warrants;

(ii)                                  in the event of a capital reduction resulting from losses, the rights of founders’ warrant  holders as to the number of shares to be received upon exercise of the warrants shall be reduced to the number that would have resulted from having exercised all of the warrants as of the date of the capital reduction, whether it is accomplished by reducing the par value of shares or reducing the number of shares.

In the event the Company carries out one of the following transactions before the founders’ warrants have been exercised in their entirety:

•                  issue of securities conferring preemptive subscription rights on shareholders,

•                  capital increased by incorporation of reserves, earnings or premiums, and bonus issues, stock splits or reverse stock splits,

•                  distribution of reserves in cash or portfolio securities,

the rights of persons holding founders’ warrant shall be reserved under the terms and conditions provided by Articles 171 et seq. of Order No. 67-236 of March 23, 1967, on the understanding that such reservation of rights shall be based on the number of shares to which those owners would have been entitled if they have exercised their warrants in full at the date the transaction in question was consummated. The new rights thus granted to founders’ warrant holders by operation of law may be exercised only in accordance with the initial schedule and proportions provided therein.

In the event of merger by acquisition of the company, founders’ warrant holders shall be advised in the same capacity as shareholders and receive the same information given to shareholders in order that they may exercise their right to subscribe shares if they so desire.

In accordance with the foregoing, the general meeting

resolve to grant all powers to the Board of Directors to implement this resolution, in order to:

•                  issue and grant founders’ warrants and establish the terms applicable to them in accordance with the provisions of this resolution and within the limitations established herein,

•                  ascertain the number of shares issued following the exercise of founders’ warrants, accomplish the required formalities following the corresponding capital increases and modify the corporate charter accordingly,

•                  make all provisions to ensure that founders’ warrant holders are protected in accordance with applicable laws and regulations in the event the Company’s capital is restructured,

•                  in general, to take all steps and accomplish all formalities in furtherance of this issue.

Eleventh Resolution

Delegation of authority to the Board of Directors to grant stock subscription options or stock purchase options backing the founders’ warrants proposed in the Tenth Resolution;

The extraordinary general meeting, by a majority of the quorum prescribed for extraordinary general meetings, having read the Management Report and the special report of the Auditors, and taking note that the Board of Directors meeting of March 25, 2003 resolved not to allocate the unused portion of the authorization conferred by the Combined Ordinary and Extraordinary General Meeting of June 17, 2002 concerning 1,640 options, authorize the Board of Directors, subject to approval of the preceding resolution and pursuant to Article L. 225-177 of the French Commercial Code, to grant options on one or more occasions to subscribe new ordinary shares in the Company to be issued in connection with the capital increase, or to purchase existing shares of the Company originating from purchases concluded in accordance with the terms and conditions prescribed by law.

It is understood that the stock subscription or stock purchase options (i) may be issued to the Company’s employees residing in France only if they are also beneficiaries of founders’ warrants issued by the Company under the preceding resolution and at a ratio of one option per founders’ warrant granted, and (ii) may not be exercised by employees residing in France unless the underlying founders’ warrants have not been exercised at the expiration of the exercise period such that they serve to substitute for the expired founders’ warrants.

The total number of options to be offered by the Board of Directors pursuant to this authorization shall entitled the holders to subscribe or purchase no more than 290,000 shares of par value €1 (one euro) per share.

This authorization is granted until the ordinary general meeting called to approve the financial statements for the fiscal year ending December 31, 2003 unless a law or regulation is enacted modifying the term of options granted, and the options granted shall not be exercised for a period not to exceed ten years from the date they were granted.

This authorization entails the shareholders’ express waiver of their preemptive right to subscribe the shares to be issued in favor of the beneficiaries of the subscription options, to the extent the options are exercised.

The subscription or purchase price of the shares shall be determined on the date the options are granted by the Board of Administration and shall be no less than:

•                  for stock subscription options, the highest of the following prices: (i) the average closing price per share on the Nouveau Marché, or any regulated market substituted for it, for the 20 trading days preceding the option grant date, and (ii) the closing price per share on the Nouveau Marché, or any regulated market substituted for it, on the trading day preceding the option grant date;

•                  for stock purchase options, the highest of the following prices: (i) the average closing price per share on the Nouveau Marché, or any regulated market substituted for it, for the 20 trading days preceding the option grant date, (ii) the closing price per share on the Nouveau Marché, or any regulated market substituted for it, on the trading day preceding the option grant date and (iii) 80% of the average purchase price of shares held by the Company for allocation to its employees in connection with employee profit sharing plans or in connection with any stock repurchase program;

The shareholders resolve that no subscription or purchase option shall be granted:

•                  during the ten trading days preceding or following the date when the consolidated financial statements, or in their absence the annual financial statements, are made public,

•                  during the period between the date the Company’s management bodies become aware of information which, if it were made public, may have a significant impact on the price of the Company’s stock, and the eleventh trading day after such information is made public,

•                  within less than trading days after detachment of a coupon from shares entitling the holder to a dividend or a capital increase.

The shareholders resolve that the stock subscription or purchase options shall be fully subject to the provisions of the Stock Subscription Plan or Stock Option Plan (2001 version) approved by the general meeting of December 19, 2001.

The Board of Directors is hereby granted all powers, within the limitations established above, to implement this resolution in accordance with the terms and conditions established by law, and in particular:

•                  to establish the terms and conditions under which the options shall be granted, which may include clauses prohibiting the immediate resale of all or part of the shares within the limitations established by law,

•                  to determine the list or categories of option beneficiaries under the terms and conditions described above; to establish seniority requirements to be fulfilled by option beneficiaries; to determine the number of shares subject to options, within the above limitations;

•                  to establish the term or terms during which the options may be exercised;

•                  to determine the conditions under which the price and number of shares may be adjusted, particularly under the various circumstances provided by Articles 174-8 through 174-16 of Order No. 67-236 of March 23, 1967;

•                  to provide for the authority to temporarily suspend the exercise of options for a maximum of three months in the event of a financial transaction requiring prior knowledge of the exact number of shares constituting the share capital or the execution of a transaction giving rise to an adjustment;

•                  to carry out or delegate any acts or formalities in order to consummate the capital increase(s) which may take place pursuant to the authorization granted by this resolution, to amend the corporate charter accordingly, and in general to take all necessary measures.

The shareholders authorize the Board of Directors to allocate the costs of the capital increase to the premiums associated with those increases and to deduct from this amount the sums required to restore the legal reserve to one-tenth of the new share capital after each increase.

The Board of Directors shall advise the ordinary general meeting each year of the transactions carried out pursuant to this resolution.

Twelfth Resolution

Issuance of subscription warrants to directors

The shareholders, by a majority of the quorum prescribed for extraordinary general meetings,

having read the Management Report and the special report of the Auditors and the Auditor’s report on the special benefits, and having verified that the share capital is fully paid in,

resolve in accordance with Article L. 228-95 of the French Commercial Code, to authorize the issuance of 40,000 warrants, each entitling the holder to subscribe one share of par value €1 per share, to be fully paid at the time of subscription by cash remittance or offset of claims, resolve to eliminate the preemptive subscription right granted to the shareholders pursuant to Article L. 225-132 of the French Commercial Code and to reserve the grant of 40,000 subscription warrants to Messrs. Stephen Imbler, Bernard Gilly and Anthony Maher at the ratio of 10,000 for Stephen Imbler, 10,000 for Bernard Gilly and 20,000 for Anthony Maher;

accordingly, resolve to authorize an increase of the Company’s share capital in the amount of 40,000 euros to be fully paid in cash at the time of subscription by cash remittance or offset of claims, by the issue of 40,000 new shares of par value €1 (one euro) per share, of which shall be subject to the exercise of the subscription warrants, resolve to eliminate the preemptive subscription right granted to the shareholders pursuant to Article L. 225-132 of the French Commercial Code and to reserve the subscription of 40,000 new shares to be issued to Messrs. Bernard Gilly, Anthony Maher and Stephen Imbler,

resolve that the exercise price per share shall be equal to the average closing price per share on the Nouveau Marché for the 20 trading days preceding the date of this general meeting,

approves the special benefits conferred on the holders in connection with the issue of these stock subscription warrants, consisting of (i) the grant of those warrants at no cost and (ii) the fixed exercise price per share, resolve that Messrs.Imbler and Gilly may exercise up to 3333 of such warrants from

 May 22, 2004, up to  3333 warrants from May 22, 2005, and up to 3334 warrants from May 22, 2006, provided that their recipients have served continuously as directors from the date of this general meeting to the date the warrants are exercised, resolve that Mr. Anthony Maher may exercise up to 6666 of such warrants from May 22, 2004, up to  6666 warrants from May 22, 2005, and up to 6667 warrants from May 22, 2006, provided that their recipient has served continuously as a director from the date of this general meeting to the date the warrants are exercised, resolve that the warrants may be exercised in accordance with the above schedule and on one or more occasions, but no later than the earlier of the two following dates: (i) May 22, 2007, or (ii) in the event the director’s term of office expires, within 90 days following the expiration date of his term, unless renewed, resolve in the event of a merger or change in control of the Company, warrant holders shall be advised in the same capacity as shareholders and receive the same information given to shareholders in order that they may exercise their right to subscribe shares if they so desire.

resolve that considering the special benefits associated with the warrants, they shall be non-transferable other than to the warrant holder’s spouse or a member of his immediate family,

resolve that the new shares, which shall be subject to all statutory provisions, shall be considered identical to existing shares and confer rights as of the first day of the fiscal year in which the capital increase was consummated, resolve to grant all powers to the Board of Directors to implement this resolution, in order to:

•                  ascertain the number of shares issued following the exercise of founders’ warrants, accomplish the required formalities following the corresponding capital increases and modify the corporate charter accordingly,

•                  make all provisions to ensure that subscription warrant holders are protected in the event the Company’s capital is restructured, in accordance with applicable laws and regulations;

•                  carry out, directly or by delegation, all acts and formalities in order to finalize the capital increases which may be implemented under the terms of the warrant issue authorized by this resolution, to amend the corporate charter accordingly and, in general, to take all steps and accomplish all formalities in furtherance of this issue.

resolve, in accordance with Article 55 of Order No. 67-236 of March 23, 1967, to insert the following paragraph in Article 6 of the corporate charter to identify the beneficiaries of the special benefits and the nature of the latter:

“Mr. Bernard Gilly shall receive special benefits pursuant to the grant by the combined ordinary and extraordinary meeting of 10,000 warrants entitling him to subscribe one share in the Company. Said benefits consist of (i) the grant of those warrants at no cost and (ii) the fixed exercise price per share, corresponding to the average closing price on the Nouveau Marché for the 20 trading days preceding the date of the general meeting of June 17, 2002. Pursuant to the resolution of the combined ordinary and extraordinary general meeting of May 22, 2003, he shall also receive 10,000 warrants entitling him to subscribe one share in the Company. Said benefits consist of (i) the grant of those warrants at no cost and (ii) the fixed exercise price per share, corresponding to the average closing price on the Nouveau Marché for the 20 trading days preceding the date of the general meeting of May 22, 2003.”

“Mr. Stephen Imbler shall receive special benefits pursuant to the grant by the combined ordinary and extraordinary meeting of June 17, 2002, 10,000 warrants entitling him to subscribe one share in the Company. Said benefits consist of (i) the grant of those warrants at no cost and (ii) the fixed exercise price per share, corresponding to the average closing price on the Nouveau Marché for the 20 trading days preceding the date of the general meeting of June 17, 2002. Pursuant to the resolution of the combined ordinary and extraordinary general meeting of May 22, 2003, he shall also receive 10,000 warrants entitling him to subscribe one share in the Company. Said benefits consist of (i) the grant of those warrants at no cost and (ii) the fixed exercise price per share, corresponding to the average closing price on the Nouveau Marché for the 20 trading days preceding the date of the general meeting of May 22, 2003.”

“Mr. Anthony Maher shall receive special benefits pursuant to the grant by the combined ordinary and extraordinary meeting of May 22, 2003, 20,000 warrants entitling him to subscribe one share in the Company. Said benefits consist of (i) the grant of those warrants at no cost and (ii) the fixed exercise price per share, corresponding to the average closing price on the Nouveau Marché for the 20 trading days preceding the date of the general meeting of May 22, 2003.”

Thirteenth Resolution

Delegation of authority to the Board of Directors to increase the share capital for the benefit of  employees enrolled in a company savings plan or a voluntary employee savings partnership plan

The shareholders, by a majority of the quorum prescribed for extraordinary general meetings, having read the Management Report and the special report of the Auditors, and in accordance with the provisions of Article L. 225-138 of the French Commercial Code and Articles L. 443-1 et seq. of the Labor Code,

delegate the necessary powers to the Board of Directors to increase the Company’s share capital by a maximum of €30 million (thirty million euros), on one or more occasions and on its sole initiative, through the issue of new ordinary shares research to employees and former employees of the Company and all or part of its related companies and groups as defined by law, who are enrolled in a Company or group savings plan, or a voluntary employee savings partnership plan, and who also meet any additional terms and conditions established by the Board of Directors.

The plan members may subscribe either directly or through one or more investment funds.

This resolution entails the elimination of shareholders’ preemptive right to subscribe new shares, which shall occur in connection with the aforementioned plans, in favor of the members of those plans.

The shareholders resolve:

•                  that price of the shares subscribed by the aforementioned beneficiaries pursuant to this delegation of authority shall not exceed the average closing price of existing shares on the  Nouveau Marché for the 20 trading days preceding the date of the decision establishing the subscription launch date, nor less than 20% of average in the case of a Company or group savings plan, or 30% of that average in the case of a voluntary employee savings partnership plan; and

•                  the Board of Directors shall be granted all powers to implement this delegation of power within the limitations and the terms and conditions prescribed above, in order, inter alia:

•                  to establish the conditions to be fulfilled by beneficiaries of the new shares to be issued in connection with the capital increases, in particular, the seniority requirements to be met by employees participating in the transaction,

•                  to establish the terms and conditions of the issue, the dates, the total amount, the amount per member employee and the procedures for each issue, to determine the time allowed for members to pay for their shares, on the understanding that such period may not exceed three years,

•                  to determine the date from which the new shares confer rights, even retroactively,

•                  to verify the consummation of the capital increase or increases up to the amount of shares  actually subscribed,

•                  at its sole initiative, to allocate the costs associated with the capital increase to the amount of the associated premiums,

•                  to carry out all measures to implement the capital increase or increases, to grant all delegations of power to execute decisions made, to amend the corporate charter accordingly and to accomplish all attendant formalities.

The delegnation conferred on the Board of Directors pursuant to this resolution shall be valid for 36 months from this date.

In accordannce with Article L. 225-129V of the French Commercial Code, the Board of Directors may delegate the powers necessary to implement the capital increases, including the power to postpone them, within the limitations and according to the terms it may establish beforehand.

Fourteenth Resolution

Authorization to the Board of Directors to cancel shares purchased by the Company

The shareholders, by a majority of the quorum prescribed for extraordinary general meetings,

having read the Management Report and the special report of the Auditors authorize the Board of Directors, by its own vote and at such time it deems appropriate, to reduce the capital on one or more occasions by all or part of the shares purchased by the Company either in connection with the authorization conferred by the general meeting of June 17, 2002 and implemented by the Board of Directors on January 28, 2003 (COB approval 03-052), or pursuant to the Seventh Resolution of this general meeting, up to a maximum of 10% of the share capital.

This authorization shall remain valid for a period of 18 months from the date of this general meeting and shall expire on November 21, 2004.

Fifteenth Resolution

Powers to accomplish formalities

All powers are hereby granted to the bearer of a certified copy or excerpt of these minutes to carry out any formalities concerning publication of the resolutions adopted above.

[Translated from the French.

Financial statements prepared in accordance with French GAAP]

Wavecom S.A. (Parent Company Only)
Annual Financial Statements
for the year ending
December 31, 2002

I.     Balance sheet as of December 31, 2002

In Euros	Gross 31/12/02	Depreciation Reserves	Net 31/12/02	Net 31/12/01
ASSETS
Start-up costs	11 246 158	(6 583 884)	4 662 274	6 911 505
Patents, licences and similar rights	13 060 948	(6 725 941)	6 335 007	2 280 074
Other intangible assets	7 034	(4 654)	2 380	3 787
Total intangible assets	24 314 140	(13 314 480)	10 999 660	9 195 366
Property, plant and equipment	24 206 668	(9 344 690)	14 861 978	6 610 249
Other tangible assets	8 612 956	(4 931 205)	3 681 751	4 472 165
Assets in progress	1 615 299		1 615 299	764 361
Total tangible assets	34 434 923	(14 275 896)	20 159 027	11 846 775
Investments in group companies	5 400 335	(880 528)	4 519 807	4 158 716
Receivables related to investments	11 528 284	—	11 528 284	7 293 401
Loans	255 952	—	255 952	251 331
Other financial assets	8 803 131	—	8 803 131	1 006 370
Financial assets	25 987 703	(880 528)	25 107 175	12 709 818
Total fixed assets	84 736 766	(28 470 904)	56 265 862	33 751 959
Raw materials, supplies	2 513 600	(2 513 600)	—	—
Work in progress	—	—	—	—
Finished goods	10 376 532	(3 388 737)	6 987 795	8 963 767
Total inventories	12 890 132	(5 902 337)	6 987 795	8 963 767
Advances and down payment on purchases and orders	1 892 393	—	1 892 393	1 142 901
Accounts receivable from customers	87 430 790	(172 717)	87 258 073	64 637 138
Other accounts receivable	20 220 608	—	20 220 608	36 639 714
Subscribed capital called and unpaid	56 118	—	56 118	91 335
Marketable securities	107 938 625	—	107 938 625	86 674 470
Cash	10 702 123	—	10 702 123	34 173 752
Total current assets	241 130 788	(6 075 054)	235 055 734	232 323 077
Prepaid expenses	8 848 569	—	8 848 569	6 751 207
Total prepayment	8 848 569	—	8 848 569	6 751 207
Unrealized exchange losses	7 761 636	—	7 761 636	1 285 311
Total Assets	342 477 760	(34 545 958)	307 931 802	274 111 554

SHAREHOLDERS EQUITY AND LIABILITIES
Share capital			15 107 890	14 810 614
Additional paid in capital			137 029 689	136 273 256
Legal reserve			17 989	17 989
Retained earnings			(20 324 991)	(32 172 916)
Capital and Reserves			131 830 577	118 928 943
Net income for the year (profit & loss)			14 628 532	11 847 925
Investment subsidy			168 981	168 981
Total shareholder’s equity			146 628 089	130 945 849
Conditional interest-free loan from French government agencies			—	488 054
Other stockholder’s capital			—	488 054
Contingency and loss reserves			44 348 753	16 038 357
Overdraft facilities			217 560	1 566 384
Advances and down payments received on sales			143 570	573 259
Accounts payable to suppliers			88 019 350	113 931 833
Taxes and social contributions payable			22 200 323	6 240 778
Other liabilities			3 159 902	1 251 237
Total liabilities			113 740 705	123 563 491
Deferred revenues			1 150 214	2 208 914
Unrealized exchange gains			2 064 041	866 889
Total shareholders’ equity and liabilities			307 931 802	274 111 554

II.             Income Statement for the year ending December 31, 2002

In Euros	Year ended 31/12/02	Year ended 31/12/01
Goods sold	579	39 000
Production sold : goods	528 392 171	335 630 841
Production sold : services	4 247 920	2 944 137
Total sales (net)	532 640 670	338 613 978
Increase in finished and semi-finished goods	—	—
Self-constructed assets	—	—
Operating subsidies	6 045	577 315
Reversal of depreciation and reserves, transfer of expenses	15 435 008	7 019 528
Total operating income	548 081 722	346 210 821
Goods purchases	—	52 441
Purchases of raw materials and supplies	(239 883)	6 866 637
Variation in inventory (raw materials and supplies)	2 241 263	(54 106 383)
Other purchases and external expenses	387 498 988	325 468 695
Taxes and similar payments	2 342 414	1 500 706
Salaries	21 713 644	14 245 372
Social contributions	10 726 448	6 967 694
Amortization and depreciation allowances on fixed assets	13 363 431	6 315 109
Depreciation allowance on currents assets	4 336 111	1 822 735
Reserve allowance for risks and other contingent liabilities	37 130 547	15 057 668
Other expenses	21 403 741	16 235 565
Total operating expenses	500 516 703	340 426 239
Net operating income	47 565 019	5 784 582
Exchange gains	12 743 530	10 195 079
Reversal of provisions, transfer of expenses	1 285 310	918 068
Interest income	902 179	700 132
Net revenues from sale of assets	256 672	—
Net revenues from sale of marketable securities	2 618 348	3 357 613
Total financial income	17 806 039	15 170 892
Exchange losses	23 985 549	8 663 881
Increase in provisions and depreciation	7 761 635	2 001 194
Interest expenses	5 727	57 039
Net expenses from sale of marketable securities	2 864	—
Total financial expenses	31 755 775	10 722 114
Net financial income (loss)	(13 949 736)	4 448 778
Income before income tax and extraordinary item	33 615 284	10 233 360
Extraordinary income	245 846	50 004
Extraordinary expenses	1 470 291	951 955
Net extraordinary income (loss)	(1 224 445)	(901 951)
Profit sharing	2 421 880	—
Corporate income tax expense (benefit)	15 340 426	(2 516 516)
Net income after tax	14 628 532	11 847 925

III.                                 Allocation of earnings

Source :
Net income after tax of the year	€14,628,532

Allocation :
Retained earnings	€14,628,532

IV.                                Notes to the financial statements (amounts denominated in euros, unless otherwise stipulated)

The financial statements for the year ending December 31, 2002 were approved by the Board of Directors on March 25, 2003.

1. PRESENTATION OF THE PARENT COMPANY AND ACTIVITY

Wavecom S.A. (“the company”) is a société anonyme, a limited liability company under French law. The company is listed on the Euronext Paris (Nouveau Marché) in France as well as on the NASDAQ in the United States. The company develops and markets a line of digital wireless standard modules, known as WISMO (Wireless Standard Module), used or integrated in mobile telephones and other wireless applications based on GSM, GPRS and CDMA digital mobile communications standards. A WISMO is a compact module that contains all of the basic components required by GSM, GPRS and CDMA digital wireless communication terminals. Wavecom also develops and markets a line of GSM and GPRS modems. WISMO modules generally are sold directly by Wavecom and its subsidiaries, and the GSM and GPRS modems are distributed both by Wavecom’s sales team and by distributors.

2. ACCOUNTING PRINCIPLES, RULES AND METHODS

The general accounting principles were applied in accordance with the principle of conservatism and the following assumptions:

•                  the company is a going concern,

•                  accounting principles are consistently applied,

•                  each year is an independent period

and in accordance with the generally accepted rules governing the preparation and presentation of annual financial statements.

The historical cost method was used to assess the accounting entries.

The first application of 2000-06 CRC starting on January 1st, 2002 had no incidence on accounts.

Presentation of the statements

Wavecom’s functional and reporting currency is the euro for the years 2001 and 2002.

Intangible assets

Start-up costs include the costs linked to increases in capital, and are subject to straight-line amortization over 5 years.

The amortization of the other intangible assets is calculated according to the straight-line method over the following periods:

•                  Licenses and software: 1 to 3 years

•                  Trademarks and patents: 10 years

Tangible assets

Tangible assets are assessed at their acquisition cost (purchase price plus related expenses) or their production cost.

Depreciation is calculated according to the straight-line method according to the expected service life:

• Machinery and equipment:	3 years
• Fixtures and fittings:	10 years
• Office and computer equipment:	3 to 5 years
• Office furniture:	5 years

An exceptional depreciation is recorded when the conditions of use of the goods are changed, modifying therefore the current depreciation plan.

A provision for loss is recorded in order to recognize the decrease in the value of tangible assets from causes that are not judged irreversible.

Property under development includes the set-up of new premises, machines being manufactured by a supplier and software to be installed in 2003.

Investments and related receivables

Investments and related receivables are recorded at the acquisition cost and converted at the applicable rate of exchange on the transaction date. A provision for depreciation is recorded when the market value is less than the book value.

Inventory of raw materials and finished goods

Inventories are valued at the lower of their acquisition cost or probable net market value.

Trade and other accounts receivable

Trade receivables are recorded at their nominal value. A provision for depreciation is recorded when there is a risk of non recovery on a receivable and when the loss is probable.

Revenues

Revenue is recognized when persuasive evidence of an agreement exists, when sales price is fixed or determinable and when collection is probable.

Revenue from product sales is recognized at the time the units are shipped.

Revenue from service contracts  (assistance to customers in incorporation of  WISMO modules in their products ) is recorded when Wavecom has fulfilled its performance obligations. The corresponding costs are expenses as incurred.

Research and Development costs

Research and Development costs are recorded as expense when incurred.

Other purchases and external expenses

Other purchases and external expenses mainly consist of costs related to production sub-contracting and to independent contractors primarily for research and development.

Foreign currency transactions

Income and expenses denominated in foreign currencies are recorded at their equivalent value in euros on the transaction date. Debts, receivables and liquidity positions appear on the balance sheet at their remeasured value at the year-end exchange rate. Any difference arising from the conversion of foreign currency debts and receivables is recorded on the balance sheet under “Currency translation adjustments”. A risk provision is booked for all unrealized foreign exchange losses that are not reversed in accordance with accounting principles. In 2002, the company did not use any hedging tools to address exchange rate  risk.

Credit risk and general risks

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom’s cash is held principally in euros and United States dollars and concentrated primarily in three major banks in Paris.

Wavecom sells its products to customers in a variety of industries principally in the Asia/Pacific region, Europe, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management’s expectations. Wavecom generally requires no collateral, but may request advance payments or letters of credit in order to secure payment in certain circumstances.

For the year ending December 31, 2001 and 2002, certain customers did represent more than 10 % of the consolidated turnover.

As of December 31, 2002, Wavecom sub-contracts the manufacturing and assembly of its products to three suppliers located in France, Romania and China. Wavecom believes that alternate sub-contractors can be identified if the current manufacturers should be unable to meet Wavecom’s requirements

3. NOTES TO THE BALANCE SHEET

3.1 Fixed assets (in euros)

Fixed assets	Gross value beginning year	Increase	Decrease	Gross value ending year

Start-up costs	11 246 158	—	—	11 246 158
Patents, licenses and similar rights	4 527 013	8 540 970	—	13 067 982

Property, plant and equipment	10 757 348	13 689 231	239 910	24 206 669
Leasehold improvements	2 248 364	702 368	—	2 950 732
Vehicles	—	12 163	12 163	—
Office equipment and computer hardware	4 476 960	1 143 346	11 045	5 609 261
Other tangible assets	52 454	509	—	52 963
Assets in progress	764 361	1 615 299	764 361	1 615 299

Total	18 299 487	17 162 916	1 027 479	34 434 924

Investment in group companies	12 332 645	8 542 874	3 946 901	16 928 618
Other financial assets	1 257 701	7 849 898	48 516	9 059 083

Total	13 590 346	16 392 772	3 995 417	25 987 701

Total fixed assets	47 663 004	42 096 658	5 022 896	84 736 765

3.2. Depreciation  (in euros)

Depreciation of fixed assets	Depreciation 01.01.2002	Increase	Exceptional depreciation	Reversal	Depreciation 31.12.2002

Start-up costs	4 334 653	2 249 232	—	—	6 583 885
Patents, licenses and similar rights	2 243 152	4 487 443	—	—	6 730 595

Property, plant and equipment	4 140 707	4 625 360	—	67 042	8 699 025
Leasehold improvements	291 975	284 270	1 274 050	—	1 850 295
Office equipment and computer hardware	2 002 820	1 056 484		4 190	3 055 114
Other tangible assets	10 818	14 979		—	25 797

Total	6 446 320	5 981 093	1 274 050	71 232	13 630 231

Total depreciation of fixed assets	13 024 125	12 717 768	1 274 050	71 232	26 944 711

The company has modified the depreciation plan on leasehold improvements for two buildings. Initially depreciated over an 8 year period, the depreciation period has been reduced to end mid 2003, the time of the move of all employees to new premises. Consequently, an exceptional depreciation has been recorded for the year 2002 of €1,274,050 and a complementary allocation of €805,738 will be recorded for the year 2003.

3.3. Investments and related receivables

•                  Controlling interests:

The company holds 100% of the capital of four subsidiaries: Wavecom Inc. (Delaware, USA) created in November 1997,  Wavecom Asia Pacific Ltd. (Hong Kong) created in June 1998., Wavecom Korea Co. Ltd. (Soul) created in April 2002 and Wavecom Deutschland GmbH (Darmstadt, Germany), a branch office created in 2001 and transformed into a subsidiary in August 2002.

The company also owns 61,88% of the capital of Arguin Communications Inc, a US  company.

•                  Minority interests:

The company owns less than 1% of the company ICO Global Communications (Operations) Ltd., with a total acquisition cost of €164,645. Wavecom has maintained the provision for depreciation booked on December 31, 2000 for 100% of the value of the investment.

The company owns less than 1% of the UK company Cambridge Silicon Radio (C.S.R.), with a total acquisition cost of €1,197,241.  Wavecom has maintained the provision for depreciation  recorded on December 31, 2002, for an amount of  €715,883, which lowered its value to that at the last recorded capital increase.

•                  Receivables related to investments :

An advance of funds of $12,000,000 ($6,000,000 in 2001 and $6,000,000 in 2002)  has been  granted to the subsidiary Wavecom Inc in order to finance the acquisition of CDMA technology developed by the US company, Iconn Wireless in 2001 and for the general development of the subsidiary in 2002. The value in euros of this debt is €11,447,098 at the end of the year. This debt bears interest at LIBOR rate plus a 0.5 % margin.

Despite the negative net worth of the subsidiary Wavecom Inc., the company is still in its start-up phase and future prospects are believed to be good, especially with the arrival of new CDMA products. The company has therefore not booked a provision for the depreciation of these advances.

3.4.  Other financial assets

The other financial assets include mainly deposits and guarantees to other parties. In 2002, Wavecom made a guarantee deposit of €3,278,000 corresponding to 6 months rent for one of its offices located in Issy les Moulineaux. The company also paid a guarantee to one of its suppliers in order to finance the  stock of components bought for the manufacturing of Wavecom products, but whose consumption was not immediate. This guarantee of €4,436,000 will be adjusted as the stock is used.

3.5. Inventory

At December 31, 2002, the raw materials inventory totaled € 2,513,600, and the finished goods inventory amounted to € 10,376,532. A provision for depreciation was booked for a total of

€5,902,337, including €2,513,600 for defective components and €3,388,737 for defective finished goods returned by customers.

3.5. Trade receivables

At December 31, 2002, this item amounted to €87,430,790. A provision for depreciation was booked for €172,717.

3.6. Other receivables

Medium-term negotiable treasury bills were booked at market  but recorded  under “other receivables” for an amount of  €13,670,517 on December 31, 2002 (€2,994,346 on December 31,  2001) as collateral to cover a bank guarantee on certain office leases.

3.8. Marketable securities and negotiable debt instruments

At December 31, 2002, the company held money market funds with no maturity and variable interest rates for a total of  €107,938,625 . At December 31 2002, there were no unrealized gains on money market funds.

3.9. Share capital

	Share capital	Additional paid in capital	Legal reserve	Losses carry forward	Result	Investments subsidy	Total shareholders’ equity
Balance at December 31, 2001	14 810 614	136 273 255	17 989	(32 172 916)	11 847 925	168 981	130 945 848
Allocation of 2001 results				11 847 925	(11 847 925)		0
Issuance of shares in connection with the exercise of 179,101 founders’ warrants and options at an exercise price of €2,29	179 101	230 985					410 086
Issuance of shares in connection with the exercise of 40,296 founders’ warrants and options at an exercise price of €4.57	113 491	405 163					518 654
Issuance of shares in connection with the exercise of 40,296 founders’ warrants and options at an exercise price of €26.68	4 684	120 285					124 969
Net income					14 628 532		14 628 532
Balance at December 31,2002	15 107 890	137 029 688	17 989	(20 324 991)	14 628 532	168 981	146 628 089

	Number	Nominal value
- Shares at the beginning of the year	14 810 614	1 euro
- Shares issued during the period	297 276	1 euro
- Shares reimbursed during the period	—
- Share at the end of the year	15 107 890	1 euro

The employees of the company and its subsidiaries exercised part of the company’s founders’ warrants and stock options. 154,075 founder’s warrants and 25,026 stock options issued during the first plan were exercised during the fiscal year for an exercise price of €2.29 per share. 98,173 founders’ warrants and 15,318 stock options issued during the second plan were exercised during the year for an exercise price of €4.57 per share. 4,684 stock options issued during the plan of March 14, 2001 were exercised during the year for an exercise price of  € 26.68 per share. A total of 297,276 shares were thus created.

On June 17, 2002, the Company shareholders authorized the Board of Director to grant a maximum of  590,000 founders’ warrants and  250,000 stock options to the employees of the company. On June 9, 2002, the Board of Directors granted 395,360 founders’ warrants to 313 employees of the parent company and 174,095 stock options to 97 employees of its foreign subsidiaries at an exercise price of €39.18.

At the same General Meeting, the shareholders authorized the free grant of 20,000 warrants (BSA) to two members of the Board of Directors. These BSA warrants have an exercise price of €42.46 and each warrant may be converted into an ordinary share. One-third of these warrants may be exercised on June 17, 2003, another third on June 17, 2004 and the outstanding balance on June 17, 2005.

The following tables list the shares that grant access to the capital (founders’ warrants, stock purchase warrants and stock options)

Founders’ warrants to employees of the French parent company
Shareholders’ meeting date	09/21/98	02/25/99	03/15/00		06/27/00		12/20/00
Total of warrants authorized	495 000	530 800	300 000		100 000		400 000
Board of directors date	N/A	N/A	03/30/00	06/27/00	06/27/00	07/24/00	12/20/00
Total of warrants granted	495 000	530 800	157 200	101 300	50 860	41 000	400 000
Exercice price	€2.29	€4.57	€139.52	€103.23	€103.23	€136.62	€69.86
Total of warrants exercised	339 474	214 087	—	—	—	—	—
Total of warrants cancelled at December 31, 2002	29 159	39 184	27 400	2 500	8 220	13 500	61 140
Total of warrants cancelled during the year ended	—	1 860	6 300	—	1 890	—	3 500
Total of warrants granted and not exercised at December 31,2002	126 367	277 529	129 800	98 800	42 640	27 500	338 860
Total of warrants exercisable at December 31, 2002	126 367	237 179	89 065	61 706	26 518	16 575	168 384
Expiration date (1)	09/20/03	02/24/04	03/14/05		06/26/05		12/19/05

	Founders’ warrants to employees of the French parent company			Warrants to members of the board of directors
Shareholders’ meeting date	06/29/01	12/19/01	06/17/02	03/15/00	06/27/00	06/29/01	06/17/02
Total of warrants authorized	600 000	250 000	590 000	15 000	15 000	30 000	20 000
Board of directors date	06/29/01	12/19/01	07/09/02	N/A	N/A	N/A	N/A
Total of warrants granted	467 151	233 500	395 360	15 000	15 000	30 000	20 000
Exercice price	€34.66	€41.09	€39.18	€150.72	€103.23	€34.66	€42.46
Total of warrants exercised	—	—	—	—	—	—	—
Total of warrants cancelled at December 31, 2002	17 096	24 000	—	—	—	—	—
Total of warrants cancelled during the year ended	13 001	24 000	—	—	—	—	—
Total of warrants granted and not exercised at December 31,2002	450 055	209 500	395 360	15 000	15 000	30 000	20 000
Total of warrants exercisable at December 31, 2002	167 644	52 375	—	15 000	10 000	10 000	—
Expiration date (1)	06/28/06	12/18/06	06/16/07	03/14/05	06/26/05	06/28/06	06/16/07

(1) Founders’ warrants not exercised at the expiration date will be converted into stock options

STOCK OPTIONS
Shareholders' meeting date	09/21/98			02/25/99
Total of stock options authorized	650 000			600 000
Board of directors date	9/21/98			2/09/99			04/27/99
Total of stock options granted	495 000	(1)	50 000	530 800	(1)	37 500	1 500
Exercice price	€2.29		€2.29	€4.57		€4.57	€4.57
Total of stock options exercised			50 000			26 176	—
Total of stock options cancelled at December 31, 2002 (2)	368 633		—	253 271		1 500	—
Total of stock options granted and not exercised at December 31,2002	126 367		—	277 529		9 824	1 500
Total of stock options exercisable at December 31, 2002	—		—	—		6 824	—
Expiration date (1)	09/20/08			02/24/09

STOCK OPTIONS
Shareholders' meeting date	03/15/00						06/27/00
Total of stock options authorized	300 000						100 000
Board of directors date	03/30/00			06/27/00			06/27/00		07/24/00
Total of stock options granted	157 200	(1)	5 700	101 300	24 710	(1)	50 860	(1)	41 000	(1)
Exercice price	€139.52		€139.52	€103.23	€103.23		€103.23		€136.62
Total of stock options exercised	—		—
Total of stock options cancelled at December 31, 2002 (2)	27 400		1 200	2 500	360		8 220		13 500
Total of stock options granted and not exercised at December 31,2002	129 800		4 500	98 800	24 350		42 640		27 500
Total of stock options exercisable at December 31, 2002	—		3 087	—	15 211		—		—
Expiration date (1)	3/14/10						06/26/10

STOCK OPTIONS
Shareholders' meeting date	12/20/00				06/29/01
Total of stock options authorized	800 000				1 200 000
Board of directors date	12/20/00			03/14/01	06/29/01
Total of stock options granted	400 000	(1)	90 590	61 000	467 151	(1)	97 395
Exercice price	€69.86		€69.86	€26.68	€34.66		€34.66
Total of stock options exercised			—	4 684			—
Total of stock options cancelled at December 31, 2002 (2)	61 140		4 940	10 000	17 096		3 820
Total of stock options granted and not exercised at December 31,2002	338 860		85 650	46 316	450 055		93 575
Total of stock options exercisable at December 31, 2002	—		42 825	18 636	—		35 043
Expiration date (1)	12/19/10				06/28/11

STOCK OPTIONS
Shareholders' meeting date	12/19/01			06/17/02
Total of stock options authorized	450 000			840 000
Board of directors date	12/19/01			07/9/02
Total of stock options granted	233 500	(1)	193 500	395 360	(1)	174 095
Exercice price	€41.09		€41.09	€39.18		€39.18
Total of stock options exercised			—			—
Total of stock options cancelled at December 31, 2002 (2)	24 000		17 000	—		13 625
Total of stock options granted and not exercised at December 31,2002	209 500		176 500	395 360		160 470
Total of stock options exercisable at December 31, 2002	—		44 125	—		—
Expiration date (1)	12/18/11			06/16/12

(1) Options which will become exercisable afetr 5 years to the extent which the related founders' warrants expire unexercisable

3.10. Provisions (in euros)

Type of provision	Balance at on 01.01.02	Increase	Decrease	Balance at 31.12.02
Provision for customers warranty	2 392 471	13 016 850	11 599 159	3 810 162
Provision for exchange loss	1 285 311	7 761 635	1 285 310	7 761 636
Provision for retirement indemnity	86 000	73 400	—	159 400
Provision for income tax	38 112	—	38 112	—
Provision for royalties	9 374 931	20 636 441	797 676	29 213 696
Other provisions for contingency	2 861 530	3 403 857	2 861 530	3 403 857

Contingency and loss provision	16 038 355	44 892 183	16 581 787	44 348 751

Provision for fixed assets depreciation	6 392	645 664	6 392	645 664
Provision for financial assets depreciation	880 528	—	—	880 528
Provision for obsolete inventory and work in progress	1 685 100	4 217 236	—	5 902 336
Provision for doubtful accounts	220 227	118 875	166 385	172 717

Provision for depreciation	2 792 247	4 981 775	172 777	7 601 245

Total	18 830 602	49 873 958	16 754 564	51 949 996

operating		42 112 322	15 431 141
Provisions and reversals :	financial	7 761 635	1 285 310
extraordinary		—	38 112

Provision for customer guarantees

This provision is used to cover the risk of repair or replacement of defective goods sold by the company. It is calculated based on a percentage of goods returned by customers applied to consolidated sales and reversed according to the straight-line method over the statistical duration of customer returns. An additional accrual is recorded to cover known repair risks not included in the statistical provision.

Provision for retirement benefits

French law requires that retirement indemnities be paid in a lump sum, based on the years of service and compensation upon retirement. Benefits apply only to employees working for the company upon reaching retirement age.

Provision for royalties

Company goods are manufactured to be compatible with certain wireless industry standards. Certain core technologies used by Wavecom in its product range are subject to patents. Wavecom pays royalties for those GSM, GPRS and CDMA technology licenses registered by third parties.

Wavecom has concluded licensing agreements with four patent holders for GSM and GPRS technologies deemed to be essential for Wavecom’s products, including one signed in 2002, and is in the process of negotiating with other patent holders. Wavecom’s management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom’s products.

The estimated cost of royalties, which may be due to other patent holders in connection with their technologies as well as yet unasserted claims, have been accrued in the financial statements, based on a percentage of consolidated product revenues

The reversal of the provision for the year ending December 31, 2002 corresponds to the sums paid to patent holders with which the company signed a contract during the year.

Provision for risks and charges

This provision covers the potential purchase of components held by sub-contractors that are now obsolete for the manufacture of Wavecom products, as well as any litigation with third parties. The amounts reversed in 2002 correspond to the sums invoiced by sub-contractors and to disputes terminated during the period including  €1,108,259 corresponding to a  previous provision which has not been used.

Provision for fixed assets depreciation

This provision has been booked to reduce the value of certain equipment used for the manufacturing of specific products which are at the end of their life cycle and for which obsolescence is confirmed. A provision of €645,664 has been recorded in 2002.

4. NOTES TO THE INCOME STATEMENT

4.1.Geographical breakdown of sales  ( in euros)

Breakdown by geographical region	31/12/02	31/12/01
China	428 325 469	268 256 230
United States	24 027 255	3 999 725
Germany	14 013 238	16 134 755
France	10 091 593	23 362 961
Italy	11 345 065	8 791 200
United Kingdom	6 115 984	3 611 722
Spain	3 639 314	2 657 105
Rest of Europe	23 568 200	6 269 818
Rest of world	11 514 552	5 530 462

Total	532 640 670	338 613 978

4.2. Financial income

Due to the importance of exports in Wavecom’s activity, a large number of Wavecom’s transactions were booked in foreign currencies, mainly USD. As the evolution of the dollar compared to euro has been unfavorable, the company booked a net exchange loss of €11,242,019. In 2001, net exchange gains amounted to  €1,531,198.

4.3. Income tax (in euros)

	Result before tax	Taxes		Theoretical net	Net result After tax
		Theoretical Gross	Research Tax Credit

Income before income tax and extraordinary item	33 615 283	16 222 957	(449 445)	15 773 512	17 841 771

Extraordinary result (and profit sharing)	(3 646 325)	(433 086)	—	(433 086)	(3 213 239)

Accounting income	29 968 958	15 789 871	(449 445)	15 340 426	14 628 532

The income tax amount in the Profit and Loss statement for €15,340,426 results from the application of current income tax rates less the deduction of remaining loss carryforwards and application of research tax credit generated during the year. The company  has an account receivable from the French State of  €5,262,788 corresponding to research tax credits which will be used for the  payment for income tax.

5. OTHER INFORMATION

5.1. Summary of receivables and payables (in euros)

	Gross amount	less than one year	over one year
Assets
Affiliated companies receivables	11 528 284	11 528 284	—
Loans	255 952	255 952	—
Other financial assets	8 803 131	4 554 199	4 248 932
Doubtful accounts receivable	662 898	662 898	—
Other accounts receivable	86 767 893	86 767 893	—
Advances and downpayments on purchases and orders	1 892 392	1 892 392	—
V.A.T.	6 463 479	6 463 479	—
Shareholders	56 118	56 118	—
Other debtors	86 612	86 612	—
Certificates of deposit	13 670 518	—	13 670 518
Prepaid expenses	8 848 569	8 848 569	—
Total	139 035 846	121 116 396	17 919 450

	Gross amount	less than one year	over one year
Liabilities
Overdraft facilities	217 559	217 559	—
Account payable to suppliers	88 019 349	88 019 349	—
Advance and downpayments received on sales	143 569	143 569	—
Accrued payroll and benefits	6 570 865	6 570 865	—
Social contributions payable	3 941 116	3 941 116	—
Income taxes	10 458 971	10 458 971	—
V.A.T.	36 609	36 609	—
Other taxes payable	1 192 761	1 192 761	—
Other liabilities	3 159 904	3 159 904	—
Deferred revenues	1 150 214	1 150 214	—
Total	114 890 919	114 890 919	—

5.2. Transactions with affiliated companies (in euros)

Amount related to affiliated companies
Investments	4 038 448
Affiliated companies receivables	11 528 283
Trade receivables from subsidiaries	78 256 520
Debts and accounts payable to subsidiaries	(9 812 517)
Other debts	(1 921 539)

5.3. Breakdown of accrued income  (in euros)

Amount
Accounts receivable from customers	713 532
Other accounts	35 870
Taxes et social contributions	26 780
Interest	20 712
Total	796 894

5.4. Breakdown of accrued expenses (in euros)

Amount
Overdraft facilities	21 959
Accounts payable to suppliers	29 914 625
Taxes and social contributions payable	9 681 356
Other liabilities	3 159 902
Total	42 777 842

5.5. Income and expenses accounted for in advance  (in euros)

	Expenses	Revenues
Operating expenses/revenues	8 848 569	1 150 214
Financial expenses/revenues	—	—
Extraordinary expenses/revenues	—	—
Total	8 848 569	1 150 214

5.6. Capital leases ( in euros)

	Furniture	Plant and equipment	Vehicles	Total
Initial value	89 454	1 590 811	791 525	2 471 790

Depreciation
Accumulated depreciation	89 454	1 571 899	153 917	1 815 270
Fiscal year allowance	—	18 912	171 730	190 642
Total	89 454	1 590 811	325 647	2 005 912
Rental paid
Accumulated depreciation	95 606	1 728 238	184 861	2 008 705
Fiscal year allowance	—	12 732	179 037	191 769
Total	95 606	1 740 970	363 898	2 200 474
Remaining rentals to pay
Less than a year	—	—	195 019	195 019
From one year to five years	—	—	260 853	260 853
Total	0	0	455 872	455 872
Residual value
Less than a year	895	3 576	809	5 280
From one year to five years	—	—	952	952
Total	895	3 576	1 761	6 232

5.7. Financial commitments given

Two bank guaranties have been issued (€2,867,871 in 2000 et €13,110,000 in 2002) to secure payment of the rent for offices. Negotiable medium-term treasury bills were pledged as a guarantee. Their  value on December 31, 2002 amounted €13,670,517.

A bank guarantee has been issued during the first half of 2002 for an amount of €610,000 as a guarantee for receipt of cash following a lawsuit  won by Wavecom but for which the defendant appealed.

There were no outstanding discounted bills at December 31, 2002.

5.8. Financial commitments received

Bank guarantees for payment for a value of €472,900 were received from three of our customers.

5.9. Other commitments

Operating leases

Wavecom rents its offices under three leases. In July 2002, Wavecom signed a lease for new premises located in Issy Les Moulineaux, for a firm duration of 9 years, for a total surface of  15,000 square meters, in order to consolidate all Paris-based employees in the same place by mid-2003. The company received a rent exemption for the period July to November 2002.  In accordance with the French account regulations, the company recorded in its account for 2002 rent expenses on the basis of the actual rents to be paid, spread over 9 years. This expense of  €2,333,000 will be deducted from the future rents.

Therefore, mid-2003, Wavecom expects to leave the premises rented under previous leases for which the firm expiry datse are March 2005 and May 2008. The remaining rents on these leases from mid-2003 to the end of the lease terms amount close to €15 million. Wavecom has undertaken negotiations for early leave, or for subleasing  the premises.

Overdrafts

At December 31, 2002, Wavecom had multi-currency overdraft facilities with one French bank for borrowings of up to €1,000,000 (€2,887,000 as of December 31, 2001). The overdraft facilities bore interest at market rate plus margins of 1.5% from January to September 2002 and 0.85% for the fourth quarter of 2002. The average effective rate for the year ended December 31, 2002 relating to this credit line was 4.45%.  The average effective rate at December 31, 2002 was 4.29%. Wavecom had not used these overdraft facilities at December 31, 2002.

5.10.Increase and decrease of future tax liability (in euros)

Type of temporary differences	Amount
Increases
Unrealized exchange losses	7 761 635
Total	7 761 635
Decreases
Provision for taxes on sales (Organic)	692 527
Provision « effort construction »	90 900
Provision for customers guaranty	2 921 407
Provision for exchange loss	7 761 636
Provision for royalties	20 636 441
Other Provisions	4 846 545
Unrealized exchange gain	2 064 041
Employees profit sharing	2 421 880
Total	41 435 377

Loss carry forward with no expiration date	—
Remaining loss carry forward	—

5.11. Compensation of Directors and Officers

The total amount of compensation allocated to management amounted to  €1,409,760  for 2002 and  €922,913 for 2001.

5.12. Attendance fees

The Board of Directors meeting on February 18, 2002 allocated €21,000  to its members in attendance fees for the year ending December 31, 2002.

5.13. Average number of employees of Wavecom S.A.

	Employees (employed by the company)	Consultants at the company’s disposal
Manager	341	171
Foreman and technician	51	35
Total	392	206

5.14. Table of subsidiaries (in euros)

Subsidiaries	Share Capital	Shareholders’ Equity	Portion of share capital held in %	Portion of Shareholders’ Equity	Equity investment book value		Advances not yet reimbursed	Revenues Last year end	Net results Last year end
					Gross	Net
Wavecom Inc.	95 392	(2 649 553)	100%	(2 554 161)	95 392	95 392	11 447 098	7 611 824	(1 576 204)
Wavecom Asia Pacific Ltd	223 146	14 908 577	99.99%	15 130 210	223 146	223 146	—	453 233 234	15 043 813
Arguin Communications Inc	115 181	1 806 099	61.88%	1 188 888	3 454 201	3 454 201	—	2 186 147	(102 070)
Wavecom Deutschland Gmbh	100 000	18 634	100%	118 634	100 000	100 000	78 370	105 080	18 634
Wavecom Korea Co Ltd	163 203	61 246	100%	224 449	165 708	165 708	2 816	842 963	64 573

6. SUBSEQUENT EVENTS

On February 12, 2003, based on a decision of  the Board of Directors,  Wavecom launched a share buyback program for a maximum total of 1,400,000 ordinary shares, corresponding to 9,45% of the legal capital, in application of the General Shareholders’ Assembly on June 17, 2002. The French stock exchange authorities gave to this program the visa number  03-052 on February 10, 2003. On March 31,  2003, the company holds 156,345 shares for a total purchase price of  € 1,312,215.

On March 25, 2003, the Board of Directors allocated 193,000 founders’ warrants to employees of the mother company and 155,200 stock options to subsidiaries’ employees. The exercise price of these founders’ warrant and stock options is  €8.07 per share.

V.    Report of the Statutory Auditors

In our capacity as statutory auditors, we present below our report on:

•                  the accompanying annual accounts of your Company, presented in euros, in accordance with French accounting principles and

•                  the specific procedures and disclosures prescribed by law,

for the year ended December 31, 2002.

These annual accounts are the responsibility of the Company’s Board of Directors.  Our responsibility is to express an opinion on these annual accounts based on our audit.

1.             Opinion on the annual accounts

We conducted our audit in accordance with French professional standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual account presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the annual accounts present fairly, in all material respects, the financial position of the Company at December 31, 2002 and the results of its operations for the year then ended, in accordance with French accounting principles.

Without qualifying our opinion, we draw your attention to the note 2 to the annual accounts which discloses the change in accounting method resulting from the first time application since January 1, 2002 of the new French accounting regulation “CRC 2000-06” relating to liabilities, which has no impact on the Company’s statutory net income and statutory share capital.

2.             Specific procedures and disclosures prescribed by law

We have also carried out, in accordance with French professional standards, the specific procedures prescribed by French law.

We have nothing to report with respect to the fairness of information contained in the Directors’ Report and its consistency with the annual accounts and other information presented to shareholders concerning the financial position and annual accounts.

In accordance with French law, we have ensured that the names and voting rights of the principal shareholders have been disclosed in the Directors’ Report.

Paris, April 4, 2003

The Statutory Auditors
ERNST & YOUNG AUDIT	ROUER, BERNARD, BRETOUT S.A

French original signed by	French original signed by
John Mackey	Philippe Rouer

VI.        Special Report of the Statutory Auditors on Certain Related Party Transactions

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties.

We are not required to ascertain whether any contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us.  It is not our role to comment as to whether they are beneficial or appropriate.  It is your responsibility, under the terms of Article 92 of the March 23, 1967 Decree, to evaluate the benefits resulting from these agreements prior to their approval.

We hereby inform you that we have not been advised of any agreements concluded during the year ended December 31, 2002, which would be covered by Article L. 225-38 of French Company Law (Code de Commerce).

In accordance with the March 23, 1967 Decree, we have been advised that the following agreements, approved in prior years, remained effective in the year ended December 31, 2002.

•                  The Company purchased an insurance policy covering Wavecom SA Directors against any claim or litigation that might occur against them as a consequence of a violation of United Stated law or markets. The pre-tax amount paid in 2002 was  € 470,000.

•                  Delphis SA, a company member of Wavecom SA Board of Directors, has charged Wavecom on a per hour basis, for consulting services (management, organization and IT services) rendered. Total pre-tax amount paid in 2002 was  € 26,157.

We conducted our work in accordance with professional standards.  These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

Paris, April 4, 2003

The Statutory Auditors
ERNST & YOUNG AUDIT	ROUER, BERNARD, BRETOUT S.A

French original signed by	French original signed by

John Mackey	Philippe Rouer

Wavecom S.A. and subsidiaries

Consolidated Financial Statements

For the year ending

December 31, 2002

I.     Consolidated Balance sheet (in thousands, except share data)

	At December 31
	2000	2001	2002
Assets
Fixed assets :
Goodwill, net of accumulated amortization of € 47, € 326 and € 326 at December 31, 2000, 2001 and 2002, respectively	€1.279	€5.677	€3.758
Intangible assets, net	2.044	2.501	7.025
Tangible assets, net	8.023	13.165	22.599
Financial assets, net	5.145	4.927	10.019

Total Fixed assets	16.491	26.270	43.401

Current assets: :
Inventory	11.330	13.858	11.845
Accounts receivable (less allowance for doubtful accounts of € 477, € 328 and € 243 at December 31, 2000, 2001 and 2002, respectively)	26.774	46.219	85.921
Prepaid expenses and other current assets	10.758	44.589	41.364
Short-term investments	90.182	83.680	107.939
Cash and cash equivalents	2.765	45.292	26.590
Total current assets	141.809	233.638	273.659

Total assets	€158.300	€259.908	€317.060
Liabilities and Shareholders’ equity
Shareholders’ equity
Shares, €1 nominal value; 14,682,281 shares issued and outstanding at December 31, 2000; 14,810,614 shares at December 31, 2001; 15,107,890 shares at December 31, 2002	€14.682	€14.811	€15.108
Additional paid in capital	124.823	125.080	125.836
Retained earnings	(17.944)	(30.416)	(18.768)
Net income for the year (profit & loss)	(12.472)	11.648	43.157
Currency translation adjustment	(1.079)	722	437

Total shareholders’ Equity	108.010	121.845	165.770

Minority interests	1.165	361	38
Contingency and loss reserves	5.921	14.753	36.587

Long term liabilities :
Long-term portion of capitalized lease obligations	166	228	287
Other long-term liabilities	—	410	—

Total long-term liabilities	166	638	287

Current liabilities::
Overdraft facility	529	—	—
Current portion of loans	634	488	—
Current portion of capitalized lease obligations	794	201	214
Accounts payable	32.627	111.926	84.556
Accrued compensation	3.302	5.755	11.724
Deferred revenue and advances received from customers	4.200	2.648	4.100
Other liabilities	952	1.293	13.784

Total current liabilities	43.038	122.311	114.378
Total liabilities and shareholders’ equity	€158.300	€259.908	€317.060

II.             Consolidated profit and loss statement (in thousands, except share data)

	Year ended December 31,
	2000	2001	2002

Revenues:
Product sales	€63,055	€317,571	€549,543
Technology development and other services	2,518	5,093	1,546
	65,573	322,664	551,089
Cost of revenues:
Cost of goods sold	51,457	254,658	371,919
Cost of services	4,522	4,718	4,709
	55,979	259,376	376,628
Gross profit	9,594	63,288	174,461
Operating expenses:
Research and development	16,133	31,967	63,479
Sales and marketing	5,836	12,416	26,600
General and administrative	5,655	13,279	26,176
	27,624	57,662	116,255
Operating income (loss)	(18,030)	5,626	58,206
Interest expense and foreign exchange loss	(255)	(1,239)	(11,635)
Interest income and foreign exchange gain	4,263	4,492	3,937
Financial results	4,008	3,253	(7,698)
Extraordinary expenses	(24)	(68)	(196)
Extraordinary income	81	50	208
Net extraordinary income (loss)	57	(18)	12
Income tax expense (benefit)	(1,534)	(2,299)	6,556
Net income before amortization of goodwill (loss)	(12,431)	11,160	43,964
Amortization of goodwill	47	316	1,130	-
Net income (loss) before minority interest	(12,478)	10,844	42,834

Minority Interest	(6)	(804)	(323)
Net income (loss)	€(12,472)	€11,648	€43,157

Basic net income (loss) per share	€(0.89)	€0.79	€2.89
Diluted net income (loss) per share	€(0.89)	€0.76	€2.81

Number of shares used for computing :
- basic net income (loss) per share	14,081,178	14,726,647	14,943,048
- diluted net income (loss) per share	14,081,178	15,359,226	15,348,985

III.         Consolidated statement of changes in shareholders’ equity (in thousands of euro, except share data)

	Capital : Shares	Capital: Amount	Additional Paid in capital	Retained Earnings (deficit)	Accumulated Other Comprehensive Income (loss)	Total Shareholders’ Equity

Balance at December 31,1999	13,423,469	€13,423	€28,859	€(17,944)	€44	€24,382

Issuance of shares at € 98.50 per share (net of offering costs)	1,050,000	1,050	95,497			96,547
Issuance of shares in connection with the exercise of 109,842 founders’ warrants and 12,494 options at an exercise price of € 2.29	122,336	122	158			280

Issuance of shares in connection with the exercise of 79,171 founders’ warrants and 7,305 options at an exercise price of €4.57	86,476	87	309			396

Net loss				(12,472)		(12,472)
Foreign currency translation					(1,123)	(1,123)
Balance at December 31, 2000	14,682,281	14,682	124,823	(30,416)	(1,079)	108,010

Issuance of shares in connection with the exercise of 75,557 founders’ warrants and 12,480 options at an exercise price of € 2.29	88,037	88	113			201

Issuance of shares in connection with the exercise of 36,743 founders’ warrants and 3,553 options at an exercise price of €4.57	40,296	41	144			185

Net income				11,648		11,648
Foreign currency translation					1,801	1,801
Balance at December 31, 2001	14,810,614	14,811	125,080	(18,768)	722	121,845
Issuance of shares in connection with the exercise of 154,075 founders’ warrants and 25,026 options at an exercise price of € 2.29	179,101	179	231			410

Issuance of shares in connection with the exercise of 98,173 founders’ warrants and 15,318 options at an exercise price of €4.57	113,491	113	405			518

Issuance of shares in connection with the exercise of 4,684 options at an exercise price of €26.68	4,684	5	120			125

Net income				43,157		43,157
Foreign currency translation					(285)	(285)
Balance at December 31, 2002	15,107,890	€15,108	€125,836	€24,389	€437	€165,770

IV.        Consolidated statements of cash flows (in thousands, except share data)

	Year ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net income (loss)	€(12,472)	€11,648	€43,157
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization of property and equipment	3,113	5,042	13,373
Contingency and loss reserves	3,756	8,832	21,834
Provision for loss on long-term investments	—	716	—
Amortization of goodwill	47	316	1,130
Minority interests	(6)	(804)	(323)
Increase (decrease) in cash from :
Accounts receivable	(20,415)	(15,685)	(49,192)
Inventory	(6,329)	(2,431)	821
Value added tax recoverable	(960)	(20,518)	15,821
Prepaid expenses	(702)	(3,145)	(3,642)
Other current assets	(6,726)	(11,600)	(11,136)
Research tax credit reimbursed	—	—	813
Accounts payable and other accrued expenses	23,186	76,085	(14,525)
Accrued compensation	1,571	2,105	5,083
Deferred revenue and advances received from customers	2,983	(1,668)	1,887
Income tax payable	—	—	13,605
Other payables	(802)	70	(99)
Other	(1,711)	998	(4,407)
Net cash provided (used) by operating activities	(15,467)	49,961	34,200
Cash flows from investing activities:
Acquisition of equity interest in Arguin Communications for $229 cash paid net of $270 cash acquired	41	—	—
Arguin acquisition, net of cash acquired	—	462	—
Capital contribution by minority shareholders of Arguin Communications	346	—	—
Acquisition of equity interest in Cambridge Silicon Radio	(1,197)	—	—
Acquisition of Iconn Wireless	—	(4,719)	—
Purchases of property and equipment	(8,359)	(10,361)	(27,307)
Proceeds from sale of property and equipment	26	31	177
Net cash used by investing activities	(9,143)	(14,587)	(27,130)
Cash flows from financing activities:
Net decrease (increase) in marketable securities	(67,502)	6,502	(24,259)
Net decrease in overdrafts and lines of credit	(345)	(529)	—
Proceeds from loans	340	—	—
Repayment of loans	(76)	(146)	(488)
Principal payments on capital lease obligations	(1,049)	(815)	(237)
Proceeds from public offering, net	97,223	—	—
Exercise of stock options and founders’ warrants	—	386	1,054
Net cash provided (used) by financing activities	28,591	5,398	(23,930)
Effect of exchange rate changes on cash and cash equivalents	(1,216)	1,755	(1,842)

Net increase (decrease) in cash and cash equivalents	2,765	42,527	(18,702)
Cash and cash equivalents, beginning of period	—	2,765	45,292
Cash and cash equivalents, end of period	€2,765	€45,292	€26,590

V.            Notes to the consolidated Financial statements  (amounts denominated in euros, unless otherwise stipulated)

The consolidated financial statements of Wavecom were prepared in accordance with accounting principles generally accepted in France and the note 18 presents a reconciliation between the  accounting principles accepted in the France and the accounting principles accepted in the United States.

1.             Nature of business and summary of significant accounting policies

Nature of business

Wavecom S.A. (“the company”) is a société anonyme, a limited liability company under French law. The company is listed on the Euronext Paris (Nouveau Marché) in France as well as on the NASDAQ in the United States. The company develops and markets a line of digital wireless standard modules, known as WISMO (Wireless Standard Module), used or integrated in mobile telephones and other wireless applications based on GSM, GPRS and CDMA digital mobile communications standards. A WISMO is a compact module that contains all of the basic components required by GSM, GPRS and CDMA digital wireless communication terminals. Wavecom also develops and markets a line of GSM and GPRS modems. WISMO modules generally are sold directly by Wavecom and its subsidiaries, and the GSM and GPRS modems are distributed both by Wavecom’s sales team and by distributors.

Consolidation principles

The consolidated financial statements of Wavecom were prepared in accordance with accounting principles generally accepted in France and in accordance with the 99-02 of the CRC. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates

The first application of 2000-06 CRC starting on January 1st, 2002 had no incidence on the accounts.

The companies fully consolidated as of  December 31, 2002 are the following:

	Voting rights	Controlling interest
Parent company : Wavecom SA
Subsidiaries :
Wavecom Inc.	100%	100%
Wavecom Korea Co, Ltd	100%	100%
Wavecom Deutschland GmbH	100%	100%
Wavecom Asia Pacific Ltd	99.99%	99.99%
Arguin Communications Inc	61.88%	37.77%

In 2002, Wavecom SA created Wavecom Deutschland GmbH, converting its former German branch, and Wavecom Korea Co. Ltd, converting the former Korean branch of Wavecom Asia Pacific Ltd

Inter-company accounts and transactions have been eliminated in consolidation

Foreign currency

Wavecom’s financial statements are reported in euros. Since January 2001, the functional currency for the company is the euro; it was the French franc for the year ending December 31, 2000. The consolidated financial statements for the fiscal year ending December 31, 2000 were converted at the official rate of FRF 6.55957 per euro.

The assets and liabilities of the foreign subsidiaries with a functional currency, in general the local currency, different from the reporting currency are translated into euro at year end exchange rates, except shareholders’ equity accounts which are translated at historical exchange rates.  Income statement accounts are translated at weighted average exchange rates for the year.

Gains and losses resulting from these translations are reflected in a separate Equity account. Foreign currency transaction gains and losses are reflected in net income.

Wavecom has not undertaken hedging transactions to cover its currency exposure at December 31, 2002.

Goodwill

The goodwill represents the difference between the purchase price of the shares and the total valuation of assets and liabilities at the date of  the acquisition.

The goodwill is amortized using the straight-line method over the estimated useful lives limited to 20 years.

Tangible and intangible assets

Tangible and intangible assets are valued at their acquisition cost. Assets financed by capital leases are capitalized and depreciated over the useful lives when the contract contains a purchase option. Amortization of capitalized leased equipment is included in depreciation expense. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Intangible assets:

•	Licenses and software: 1 to 3 years
•	Trademarks and patents: 10 years

Tangible assets:

•	Machinery and equipment:	3 –5 years
•	Fixtures and fittings:	10 years
•	Office and computer equipment:	3 to 5 years
•	Office furniture:	5 years

An exceptional depreciation is recorded when the conditions of use of the goods are changed, modifying therefore the current depreciation plan.

A provision for loss is recorded in order to recognize the decrease in the value of tangible assets from causes that are not judged irreversible.

Financial assets

The financial assets include mainly deposits, guarantees to other parties and minority interests. The detail is included in note 3.

A provision for depreciation is recorded when the market value is less than the book value.

Inventory of raw materials and finished goods

Inventories are valued at the lower of their acquisition cost or probable net market value.

Prepaid expenses and other current assets

Other assets include mainly  VAT recoverable, medium-term negotiable treasury bills, suppliers’ credit note accruals and prepaid expenses. The detail is included in note 6.

Marketable securities

The company classifies as marketable securities funds with insignificant interest risk, and purchased with an original maturity of three months or less.

Expenses related to the issuance of shares

This category includes expenses, mainly fees, related to the issuance of shares that have been classified as additional paid in capital at the end of the transaction.

Provision for risks and charges

Risks and charges with a clearly  identified subject, likely to happen due to past or on-going events require a provision for risks and charges. At December 31, 2000, 2001 and 2002, these provisions mainly consist of provision for royalties, provision for customers warranty and other provisions for contingency. The detail is in note 9.

Deferred revenue and advances received from customers

Deferred revenue includes amounts invoiced to customers in accordance with the terms of technology development contracts, but deferred by the Company as the corresponding work has not yet been completed. Advances include cash received in advance of product shipments or services be performed.

Fair value of operating assets,  liabilities and debt

As of December 2000, 2001, and 2002 the value at year end of assets and liabilities such as marketable securities, account receivable from customers, account payable and other operating assets and liabilities was close to their fair market value due to their short term maturity. As of December 2000, 2001, and 2002 the value at year end of long term debt  was close to fair market value.

Revenues

Revenue is recognized when persuasive evidence of an agreement exists, when sales price is fixed or determinable and when collection is probable.

Revenue from product sales is recognized at the time the units are shipped.

Revenue from service contracts  (assistance to customers in incorporation of  WISMO modules in their products ) is recorded when Wavecom has fulfilled its performance obligations. The corresponding costs are expenses as incurred.

Shipping and handling costs

Shipping and handling costs incurred by the Company are reflected in cost of goods sold.

Research and development

Wavecom charges all research and development costs to expense as incurred.

Advertising costs

The Company expenses advertising costs as incurred. Advertising expenses totaled €1,715,000 for the year ended 2002. Amounts in 2000 and 2001 were not significant.

Income tax

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Net income (loss) per share

Net income (loss) per share amounts are computed using the weighted average number of shares outstanding. The effect of options and warrants outstanding in 2000 have been excluded from the 2000 calculation of diluted earnings per share as Wavecom reported a net loss in the year ended December 31, 2000. In 2001 and 2002, diluted earnings per share includes the effects of dilutive options and warrants as if they had been exercised.

Information on the activity

The company only operates in one sector of activity. The management judges the results of the company as a whole and not based on separate operational divisions.

Credit risk and general risks

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom’s cash is held principally in euros and United States dollars and concentrated primarily in three major banks in Paris and one in Hong Kong.

Wavecom sells its products to customers in a variety of industries principally in the Asia/Pacific region, Europe, North America and Africa. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management’s expectations. Wavecom generally requires no collateral, but may request advance payments or letters of credit in order to secure payment in certain circumstances.

For the year ending December 31, 2000, 2001 and 2002, certain customers represented more than 10 % of the consolidated turnover. For these customers, the amount of revenues and account receivable at the end of each period is as follows

	2000		2001		2002
	Revenues	Receivable	Revenues	Receivable	Revenues	Receivable

Customer A	€4,798	€1,598	€106,162	€15,817	€368,402	€56,633
Customer B	9,716	6,277	114,130	12,780	42,047	594

Sales to customers by geographic region are summarized as follows (in thousands):

	Years ended December 31,
	2000	2001	2002

China	€6,901	€126,860	€396,030
Korea	9,716	114,180	47,835
Rest of Asia	4,703	28,662	8,294
Germany	9,235	16,135	13,919
Italy	7,832	8,791	11,345
France	2,113	6,028	9,401
United Kingdom	8,054	3,976	5,940
Rest of Europe	8,846	8,891	20,409
Americas	1,950	3,509	25,082
Rest of world	6,223	5,632	12,834
	€65,573	€322,664	€551,089

As of  December 31, 2002, Wavecom sub-contracts the manufacturing and assembly of its products to three suppliers located in France, Romania and China. Wavecom believes that alternate sub-contractors can be identified if the current manufacturers should be unable to meet Wavecom’s requirements

2.             Acquisitions

Iconn Wireless

In December 2001, the subsidiary Wavecom Inc acquired Iconn Wireless, a company based in San Diego, California, enabling Wavecom to acquire technology and know-how for Code Division Multiple Access (CDMA) technology. Wavecom purchased Iconn Wireless for €5,270,000 including €625,000 in tangible and intangible assets. The difference between the purchase price and the amount of identifiable assets (€4,645,000) was allocated to goodwill and is amortized over a five- year period. In connection with the acquisition, €1,339,000 in cash was placed in escrow by Wavecom. The cash was paid to the employees as certain technology milestones were achieved in 2002. As of December 2001, this amount was included as a prepaid expenses and the company recognized the related charges as research and development expense in 2002.

Arguin Communications Inc

In October 2000, Wavecom purchased a majority interest of 51% of the voting rights in Arguin Communications Inc, headquartered in San Diego, California, increasing to 61,88% in January 2001, which enabled Wavecom to have strategic control over the future technology to be developed by Arguin Communications Inc.

The Company purchased Arguin Communications Inc for €3,454,000 in cash including €691,000 for the purchase of existing shares (€229,000 paid in October 2000 and €462,000 paid in January 2001) and €2,763,000 to subscribe to a share capital increase. The total amount of this share capital increase, including minority interests, was €3,109,000. The net assets purchased included €270,000 in cash. The purchase price exceeded the fair value of the net tangible assets by €1,323,000, which was allocated to goodwill and is being amortized over 5 years. The results of Arguin Communications have been consolidated into Wavecom’s results since November 1st, 2000.

Property and equipment

Property and equipment include :

	December 31,
	2000	2001	2002
	(in thousands)

Laboratory and testing equipment	€10,787	€15,203	€29,309
Computer equipment and software	5,178	7,835	17,604
Furniture and office equipment	1,118	2,288	2,801
Leasehold improvements	716	2,445	4,998
Other	650	1,288	1,363
	18,449	29,059	56,075
Accumulated depreciation and amortization	8,382	13,393	26,451
	€10,067	€15,666	€29,624

The increase in the tangible and intangible assets is in line with the growth of the company (leasehold improvement for the new offices, acquisition of computer equipment, etc.)  Depreciation expense in the years ended December 2000, 2001 and 2002 totaled  €3,136,000, €5,068,000 and

€12,719,000 respectively. The company has modified the depreciation plan on leasehold improvements for two buildings. Initially depreciated over an 8 year period, the depreciation period has been changed to end mid 2003, the time of the move of all employees to new premises. Consequently, an exceptional depreciation has been recorded for the year 2002 of €1,274,050 and a complementary allocation of €805,738 will be recorded for the year 2003.

A provision has been booked to reduce the value of certain equipment used for the manufacturing of specific products which are at the end of their life cycle and for which obsolescence is confirmed. A provision of €645,664 has been recorded in 2002.

Equipment purchased under capital leases in the years ended December 31, 2000, 2001 and 2002 totaled €149,000, €291,000 and €321,000 respectively. The cost of such equipment included in property and equipment at December 31, 2000, 2001 and 2002 totaled €4,489,000, €4,755,000 and €4,937,000 respectively. Accumulated amortization of this equipment totaled €3,601,000, €4,343,000 and €4,433,000 at December 31, 2000, 2001 and 2002, respectively.

Financial Assets

In October 2000, the Company purchased convertible preferred shares representing less than 1% of the capital of Cambridge Silicon Radio (C.S.R.), a British company, for €1,197,000. At December 31, 2001 and 2002,  the Company had recorded a provision for €716,000 to reflect the estimated decline in value of the investment. The estimated loss was determined based on a valuation used in recent financing rounds for C.S.R.

In 2002, Wavecom made a guarantee deposit of €3,278,000 corresponding to 6 months rent for one of its offices located in Issy les Moulineaux. The company also paid a guarantee to one of its suppliers in order to finance the inventory of components bought for the manufacturing of Wavecom products, but whose consumption was not immediate. This guarantee of €4,436,000 will be adjusted as the inventory is used.

4.             Inventory

Components of inventory are:

	December 31,
	2000	2001	2002
	(in thousands)

Purchased components and raw materials	€8,902	€70	€2,514
Finished goods	2,806	15,785	15,268
	11,708	15,855	17,782
Provision for obsolete inventory	378	1,997	5,937
	€11,330	€13,858	€11,845

At December 2001, all components and finished goods which were at the end of their life cycle were depreciated.

Beginning in the second half year of 2001, all components used in the production process are purchased directly by Wavecom’s contract manufacturers, which explains the decrease in components between December 31, 2000 and 2001.

At December 2002, two subcontractors held in their inventory defective components specific to the production of Wavecom products which will invoiced to Wavecom. The company has decided to book this inventory and to depreciate it at 100%. Defective finished goods returned by customers included in the inventory were also depreciated for an amount of €3,423,000.

5.             Trade receivables

The gross amount of trade receivables in the years ended December 2000, 2001 and 2002 totaled  €27,251,000, €46,547,000 and €86,164,000 respectively.

The table below shows the changes in the provision for doubtful accounts (in thousands)

Year ending December 31	Beginning balance	Increase	decrease	Ending balance

2000	€708	64	295	€477

2001	477	164	313	328

2002	€328	119	204	€243

   At December 31, 2000, 2001 and 2002 all the trade receivables had a maturity date of less than one year.

6.             Prepaid expenses and other current assets

The breakdown of prepaid expenses and other current assets is as follows :

	December 31
	2000	2001	2002
	(in thousands)
VAT recoverable.	€1,159	€20,600	€6,430
Research tax credits.	3,091	5,626	—
Medium-term negotiable treasury bills.	2,881	2,994	13,671
Suppliers’ credit note accruals.	1,193	5,717	—
Prepaid expenses.	1,205	6,042	8,023
Deferred tax	—	—	11,931
Other assets	1,229	3,610	1,309

Total.	€10,758	€44,589	€41,364

At December 31,2001, the company had an account receivable from the French State of €5,626,000 corresponding to research tax credits. The research tax credit generated in 1998 (€813.000) was reimbursed during 2002. The balance will be used for the  payment for income tax and thus is recorded as a reduction of taxes payable at December 31, 2002.

Medium-term negotiable treasury bills were booked at market but have been recorded under “other current assets” as they act as collateral to cover a bank guarantee on certain office leases.

Significant suppliers’ credit notes accrued at December 31.2001 as part of the negotiation done by our purchasing department with our contract manufacturers were received during 2002.

7.                      Marketable securities and negotiable debt instruments

As of December 31, 2000, 2001 and 2002, the Company held deposit certificates and other negotiable debt instruments, with no maturity date and bearing variable short term interests, of  €90,182,000 (including commercial paper for an amount of €23,723,000 which matured in January 2001, earning interest at fixed rates ranging from 4.82% to 5.19%), €83,680,000 (including €12,794,000 in US$) and €107,939,000 (including €15,112,000 of medium-term negotiable treasury bills), respectively.

At December 31, 2000, marketable securities for an amount of € 2,371,000 were pledged as a guarantee for an overdraft facility of € 1,531,000 and for a documentary credit in favor of a foreign supplier for € 840,000.

8.                      Shareholders’ equity

At December 31, 2002, 15,107,890 shares were issued and outstanding with a nominal value of € 1 per share.

General

In June 2000, Wavecom issued 1,050,000 shares in an secondary public offering simultaneously on the Nasdaq National Market and French Nouveau Marché stock markets. The shares were issued at €98.50 per share for a net cash contribution of €96,547,000.

Preemptive subscription rights

Shareholders have preemptive rights to subscribe on a pro rata basis for additional shares issued by Wavecom for cash. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares.

Dividend rights

Dividends may be distributed from the statutory retained earnings and additional paid in capital, subject to the requirements of French law and Wavecom’s by-laws. There were no distributable retained earnings at December 31, 2002. Dividend distributions by Wavecom, if any, will be made in euro.

Stock option and warrant plans

The shareholders of Wavecom authorize the board of directors to grant founders’ warrants to employees of the French parent company, stock options to employees of subsidiaries and warrants to members of the board of directors. Under the terms of the plans, the options and warrants give the right to purchase one share per option or warrant at an exercise price to be based on the stock market price of Wavecom shares on the grant date.

Options and founders’ warrants granted in 2000, 2001 and 2002 vest 25% per year over 4 years. The rights to exercise the warrants granted to Board members vest 33 1/3% per year over 3 years.

Options expire 10 years after the grant date. Founders’ warrants, which were issued to employees of the French parent company, expire after five years, as required by law. Any founders’ warrants remaining unexercised at the expiration date automatically convert to stock options with a five-year term remaining. Founders’ warrants were issued to French employees due to the existence of certain tax advantages (for both the employee and Wavecom) available in connection with the issuance of founders’ warrants which are not available for stock option holders in France. Other than the expiration dates, the terms of the founders’ warrants are identical to the stock options. Warrants granted to Board members expire after five years.

A summary of the founders’ warrants and warrants to Board members is as follows

Founders’ warrants to employees of the French parent company
Shareholders’ meeting date	09/21/98	02/25/99	03/15/00		06/27/00		12/20/00
Total of warrants authorized	495 000	530 800	300 000		100 000		400 000
Board of directors date	N/A	N/A	03/30/00	06/27/00	06/27/00	07/24/00	12/20/00
Total of warrants granted	495 000	530 800	157 200	101 300	50 860	41 000	400 000
Exercice price	€2.29	€4.57	€139.52	€103.23	€103.23	€136.62	€69.86
Total of warrants exercised	339 474	214 087	—	—	—	—	—
Total of warrants cancelled at December 31, 2002	29 159	39 184	27 400	2 500	8 220	13 500	61 140
Total of warrants cancelled during the year ended	—	1 860	6 300	—	1 890	—	3 500
Total of warrants granted and not exercised at December 31,2002	126 367	277 529	129 800	98 800	42 640	27 500	338 860
Total of warrants exercisable at December 31, 2002	126 367	237 179	89 065	61 706	26 518	16 575	168 384
Expiration date (1)	09/20/03	02/24/04	03/14/05		06/26/05		12/19/05

	Founders’ warrants to employees of the French parent company			Warrants to members of the board of directors
Shareholders’ meeting date	06/29/01	12/19/01	06/17/02	03/15/00	06/27/00	06/29/01	06/17/02
Total of warrants authorized	600 000	250 000	590 000	15 000	15 000	30 000	20 000
Board of directors date	06/29/01	12/19/01	07/09/02	N/A	N/A	N/A	N/A
Total of warrants granted	467 151	233 500	395 360	15 000	15 000	30 000	20 000
Exercice price	€34.66	€41.09	€39.18	€150.72	€103.23	€34.66	€42.46
Total of warrants exercised	—	—	—	—	—	—	—
Total of warrants cancelled at December 31, 2002	17 096	24 000	—	—	—	—	—
Total of warrants cancelled during the year ended	13 001	24 000	—	—	—	—	—
Total of warrants granted and not exercised at December 31,2002	450 055	209 500	395 360	15 000	15 000	30 000	20 000
Total of warrants exercisable at December 31, 2002	167 644	52 375	—	15 000	10 000	10 000	—
Expiration date (1)	06/28/06	12/18/06	06/16/07	03/14/05	06/26/05	06/28/06	06/16/07

(1) Founders warrants not exercised at the expiration date will be converted into stock options.

A Summary of the stock options is as follows:

STOCK OPTIONS
Shareholders' meeting date	09/21/98			2/25/99
Total of stock options authorized	650 000			600 000
Board of directors date	09/21/98			02/9/99			04/27/99
Total of stock options granted	495 000	(1)	50 000	530 800	(1)	37 500	1 500
Exercice price	€2.29		€2.29	€4.57		€4.57	€4.57
Total of stock options exercised			50 000			26 176	—
Total of stock options cancelled at December 31, 2002(2)	368 633		—	253 271		1 500	—
Total of stock options granted and not exercised at December 31,2002	126 367		—	277 529		9 824	1 500
Total of stock options exercisable at December 31, 2002	—		—	—		6 824	—
Expiration date (1)	9/20/08			2/24/09

STOCK OPTIONS
Shareholders' meeting date	03/15/00						06/27/00
Total of stock options authorized	300 000						100 000
Board of directors date	03/30/00			06/27/00			06/27/00		7/24/00
Total of stock options granted	157 200	(1)	5 700	101 300	(1)	24 710	50 860	(1)	41 000	(1)
Exercice price	€139.52		€139.52	€103.23		103.23	€103.23		€136.62
Total of stock options exercised			—			—
Total of stock options cancelled at December 31, 2002 (2)	27 400		1 200	2 500		360	8 220		13 500
Total of stock options granted and not exercised at December 31,2002	129 800		4 500	98 800		24 350	42 640		27 500
Total of stock options exercisable at December 31, 2002	—		3 087	—		15 211	—		—
Expiration date (1)	0/14/10						0/26/10

STOCK OPTIONS
Shareholders' meeting date	12/20/00				0/29/01
Total of stock options authorized	800 000				1 200 000
Board of directors date	12/20/00			03/14/01	06/29/01
Total of stock options granted	400 000	(1)	90 590	61 000	467 151	(1)	97 395
Exercice price	€69.86		€69.86	€26.68	€34.66		€34.66
Total of stock options exercised			—	4 684
Total of stock options cancelled at December 31, 2002 (2)	61 140		4 940	10 000	17 096		3 820
Total of stock options granted and not exercised at December 31,2002	338 860		85 650	46 316	450 055		93 575
Total of stock options exercisable at December 31, 2002	—		42 825	18 636	—		35 043
Expiration date (1)	12/19/10				06/28/11

STOCK OPTIONS
Shareholders' meeting date	12/19/01			06/17/02
Total of stock options authorized	450 000			840 000
Board of directors date	12/19/01			0/9/02
Total of stock options granted	233 500	(1)	193 500	395 360	(1)	174 095
Exercice price	€41.09		€41.09	€39.18		€39.18
Total of stock options exercised	—		—
Total of stock options cancelled at December 31, 2002 (2)	24 000		17 000	—		13 625
Total of stock options granted and not exercised at December 31,2002	209 500		176 500	395 360		160 470
Total of stock options exercisable at December 31, 2002	—		44 125	—		—
Expiration date (1)	12/18/11			06/16/12

(1) Options which will become exercisable after  years to the extent which the related founder's warrants expire unexercisable

(2) Stock options cancelled, to be granted by futur board of directors

A summary of the activity in the warrants and stock options is as follows

	Number of shares	Weighted average exercise price per share	Price range
		€	€

Balance at December 31, 1999	1,072,000	3.46	2.29 -4.57
Granted	901,360	93.93	69.86 -150.72
Exercised	(208,812)	3.23	2.29 -4.57
Cancelled	(28,856)	52.61	2.29 -139.52

Balance at December 31, 2000	1,735,692	49.65	2.29 -150.72

Granted	1,082,546	36.75	26.68 -41.09
Exercised	(128,333)	3.00	2.29 -4.57
Cancelled	(115,812)	78.17	2.29 -139.52

Balance at December 31, 2001	2,574,093	45.27	2.29 -150.72

Granted	589,455	39.29	39.18 - 42.46
Exercised	(297,276)	3.54	2.29 - 26.68
Cancelled	(87,176)	49.77	4.57 - 139.52

Balance at December 31, 2002	2,779,096	48.32	2.29 - 150.72

At December 31, 2002, 1,146,564 founders’ warrants, stock options and warrants were exercisable. The weighted-average remaining contractual life of the warrants and stock options outstanding at December 31, 2002 was approximately 8 years.

9.             Provisions

This table summarizes the provision for risks and charges with their changes during 2002

Items	Beginning Balance	Increase	Decrease (provision used)	Decrease (provision not used)	Ending balance

Provision for royalties	9.374.931	20.636.441	797.676	—	29.213.696
Other provisions for contingency	2,861,531	3,403,857	1,753,271	1,108,259	3,403,858
Provision for customers warranty	2,392,471	13,016,850	11,599,159	—	3,810,162
Provision for retirement indemnity	86,000	73,400	—	—	159,400
Provision for income tax	38,112	—	38,112	—	—

Total provisions	14,753,045	37,130,548	14,188,218	1,108,259	36,587,116

Provision for royalties

Company goods are manufactured to be compatible with certain wireless industry standards. Certain core technologies used by Wavecom in its product range are subject to patents. Wavecom pays royalties for those GSM, GPRS and CDMA technology licenses registered by third parties.

Wavecom has concluded licensing agreements with four patent holders for GSM and GPRS technologies deemed to be essential for Wavecom’s products, including one signed in 2002, and is in the process of negotiating with other patent holders. Wavecom’s management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom’s products.

The estimated cost of royalties, which may be due to other patent holders in connection with their technologies as well as yet unasserted claims, have been accrued in the financial statements, based on a percentage of consolidated product revenues

The reversal of the provision for the year ending December 31, 2002 corresponds to the sums paid to patent holders with which the company signed a contract during the year.

Provision for risks and charges

This provision covers the potential purchase of components held by sub-contractors that are now obsolete for the manufacture of Wavecom products, as well as any litigation with third parties. The amounts reversed in 2002 correspond to the sums invoiced by sub-contractors and to disputes terminated during the period .

Provision for customer guarantees

This provision is used to cover the risk of repair or replacement of defective goods sold by the company. It is calculated based on a percentage of goods returned by customers applied to consolidated sales and reversed according to the straight-line method over the statistical duration of customer returns. An additional accrual is recorded to cover known repair risks not included in the statistical provision.

Provision for retirement benefits

French law requires that retirement indemnities be paid in a lump sum, based on the years of service and compensation upon retirement. Benefits apply only to employees working for the company upon reaching retirement age.

10.          Debt

The following table presents a summary of Wavecom’s debt:

	December 31,
	2000	2001	2002
	(in thousands)

Short-term debt:
Overdraft facility	€529	—	—
Interest-free loan from government agency	634	€488	—
Current portion of capital lease obligation	794	201	€214

Total short-term debt and current portion of long-term debt	€1,957	€689	€214

Long-term debt:
Long-term portion of capital lease obligation	€166	€228	€287

Total long-term debt, less current portion	€166	€228	€287

Overdraft facilities

At December 31, 2002, Wavecom had multi-currency overdraft facilities with one French bank for borrowings of up to €1,000,000 (€ 2,887,000 at December 2001). The overdraft facilities bore interest at market rate plus margins of 1.5% from January to September 2002 and 0.85% for the fourth quarter of 2002. The average effective rate for the year ended December 31, 2002 relating to this credit line was 4.45%.  The average effective rate at December 31, 2002 was 4.29%. Wavecom had not used these overdraft facilities at December 31, 2002.

A multi-currency overdraft facilities of €2,286,000 bearing interest at market rate plus a margin of 0.5% and the attached pledge of securities relating to this facility (67% of total amount) were terminated before December 31, 2001.

At December 31, 2000 Wavecom had multi-currency overdraft facilities with two French banks allowing for borrowings of up to €4,573,000. The overdraft facilities bore interest at market rate plus margins ranging from 0.5% to 1.5% which corresponded to an effective rate of 7.8% at December 31, 2000 and an average effective rate of 6.88% for the year then ended. One of the facilities (€2,286,000) was secured for 67% of its total amount by pledged securities. At December 31, 2000, €529,000 was drawn on this facility.

Other debts

Wavecom received an interest-free loan from Coface (€294,000 at December 31, 1999, increased by €340,000 in 2000), an export credit agency of the French government. Timing of repayment of the loan was based upon the actual sales generated by Wavecom’s United States subsidiary. Wavecom repaid €146,000 of the loan in the year ended December 31, 2001 and the remaining €488,000 during the year ended December 31, 2002

Leasing

Future minimum lease payments under capitalized lease obligations for the years ending December 31 are as follows (in thousands):

2003	€201
2004	152
2005	98
2006	24
Total minimum lease payments	475
Less amount representing interest	(26)
Present value of net minimum lease payments	501
Less current portion	214
Long-term portion	€287

Interest

Interest paid in the years ended December 31, 2000, 2001 and 2002 totaled approximately €240,000, €447,000 and €515,000, respectively.

11.          Accounts payable

All the accounts payable are due in less than one year..

12.          Financial results

	2000	2001	2002
		(in thousands)
Financial expenses	€(255)	€(523)	€(778)
Financial income.	3,274	4,350	3,937
Exchange rate gain (loss)	989	142	(10,857)
Financial asset depreciation	—	(716)	—

Total	€4,008	€3,253	€(7,698)

The financial income realized during 2000, 2001 and 2002 is mainly coming from the interest on marketable securities.

The financial asset depreciation is linked with the depreciation of the C.R.S shares as described in note 3.

13.          Income tax

Income tax expense comprises:

	Years ended December 31,
	2000	2001	2002
	(in thousands )

Current tax expense (benefit)	€(1,534)	€(2,299)	€18,487
Deferred tax expense (benefit)	—	—	(11,931)
Total	€(1,534)	€(2,299)	€6,556

The income tax benefit in 2000 is due to research tax credits earned by the French parent company. There was no current or deferred tax expense or benefit in the United States or Hong Kong due to the losses of Wavecom’s subsidiaries since their opening in 1998. Taxes paid totaled approximately  €19,000 per year in the years ended December 31, 2000 .

The income tax benefit in 2001 is the net of  research tax credit (€2,535,000), French current tax expense (€19,000) and Wavecom’s Asian subsidiary income tax expense (€217,000).

The current tax expense in 2002 is the net of research tax credit (€449,000), French current tax expense (€15,790,000) and  Wavecom’s Asian (€3,139,000) and Wavecom’s German (€7,000) subsidiaries income tax expense.

A reconciliation of income taxes computed at the French statutory rate (36.7% in 2000, 35.3% in 2001 and 35.4% in 2002) to the income tax expense (benefit) is as follows:

	Years ended December 31,
	2000	2001	2002
	(in thousands)
Income tax expense computed at the French statutory rate	€(5,140)	€3,300	€17,598
Research tax credit	(1,541)	(2,535)	(449)
Impact of valuation allowance on deferred tax assets	4,912	(3,174)	(6,940)
Other individually immaterial permanent differences	825	904	463
Impact of additional paid in capital	(590)	(794)	(796)
Impact of differences in foreign income tax rates	—	—	(3,320)
Other
Total income tax expense (benefit)	€(1,534)	€(2,299)	€6,556

Significant components of Wavecom’s deferred tax assets and liabilities consist of the following :

	Years ended December 31,
	2000	2001	2002
	(in thousands)
Deferred tax assets:
Royalty accruals not currently deductible	—	€2,410	€7,311
Other provisions and accruals not currently deductible	€948	1,285	4,620
Capitalized leases	26	6	—
Net operating loss carryforwards	12,549	6,648	1,291
	13,523	10,349	13,222
Valuation allowance	(13,523)	(10,349)	(1,291)
Net deferred tax asset (liability)	€—	€—	€11,931

Because of the significant losses in 1999 and 2000, Wavecom recorded a valuation allowance of €13,523,000 in 2000. This allowance decreased in 2001 due to the use of operating loss carryforwards to offset taxable income in France and in Hong Kong, and the remaining valuation allowance was reversed in 2002 due to the use of all previous net operating losses in the company’s primary tax jurisdictions, 2002 taxable income, and because the company believes it is more likely than not that the deferred tax assets are recoverable. The French net operating loss carryforwards of  approximately €14,610,000 at December 31, 2001 were utilized in 2002. Net operating loss carryforwards in the United States totaled approximately €3,647,000 and expired from 2013 to 2017 if not utilized. A deferred tax of € 1,291,000 was recognized but offset 100% by a valuation allowance due to low probability of utilization.

14.          Other commitments

The tables below summarize the contractual commitments and the operating commitments as of December 31, 2002 (in thousands) :

Payment due per period

Contractual commitments

Note

Total

less than a year

from one to five years

after 5 years

Lease contracts

10

€

501

€

214

€

287

Other long term commitments

14

76,082

11,382

40,236

€

24,464

Amount of commitment per period

Operating commitments

Note

Total

less than a year

from one to five years

after 5 years

Bank overdraft facility

10

€

1,000

€

1,000

Bank guarantee

14

16,588

610

€

15,978

Bank guarantees

Two bank guaranties have been issued (€2,867,871 in 2000 et €13,110,000 in 2002) to secure payment of office rent. Negotiable medium-term treasury bills were pledged as a guarantee. Their  value on December 31, 2002 amounted €13,670,517.

A bank guarantee has been issued during the first half of 2002 for an amount of €610,000 as a guarantee for receipt of cash following a lawsuit  won by Wavecom but for which the defendant appealed.

These credit lines  were opened only  for the issuance of bank guarantees and therefore do not bear interest.  The guarantees issued  are subject to certain bank charges negotiated with the banks.

At December 31, 2002, the company had no confirmed mid or long term credit lines.

At December 31, 2000 Wavecom had a dedicated credit line of €1,043,000 opened for issuance of an import documentary credit. This credit line was secured for 80% of its amount by pledged securities.

Operating leases

Wavecom leases its facilities under operating leases that expire through July 2011. Future minimum lease payments under operating leases, excluding common area maintenance charges and inflation escalation, due for the years ending December 31, are as follows (in thousands):

2003	€11,382
2004	10,750
2005	10,082
2006	9,883
2007	9,521
Thereafter	24,464
Total	€76,082

Wavecom rents its offices under three leases. In July 2002, Wavecom signed a lease for new premises located in Issy Les Moulineaux, for a firm duration of 9 years, for a total surface of  15,000 square meters, in order to consolidate all Paris-based employees by mid-2003. The company received a rent exemption for the period July to November 2002.  In accordance with the French account regulations, the company recorded in its account for 2002 rent expenses on the basis of the total rents to be paid, spread over 9 years. This expense of  €2,333,000 will be deducted from the future rents.

By mid-2003, Wavecom expects to vacate the premises rented under previous leases for which the firm expiry dates are March 2005 and May 2008. The remaining rents on these leases from mid-2003 to the end of the lease terms amount to approximately €15 million. Wavecom has undertaken negotiations for early leave, or for subleasing  the premises.

Rent expense in the years ended December 2000, 2001 and 2002 totaled  €1.086.000, €3.913.000  and €8,350,000 respectively.

15.          Employees

Information related to Wavecom’s employees are as follows  :

	December 31 ,
	(in thousands, except for employee data)
	2000	2001	2002
Salaries	€9,677	€17,694	€33,983
Benefits	€4,619	€7,558	€12,353

Employees: technicians	35	62	79
Employees: managers	190	359	587

16.          Compensation of executive officers

Wavecom paid €1,427,000, €1,475,000 and €2,277,000, in compensation to executive officers for the years ended December 31, 2000, 2001 and 2002, respectively.

17.          Subsequent events

On February 12, 2003, based on a decision of  the Board of Directors,  Wavecom launched a share buyback program for a maximum total of 1,400,000 ordinary shares, corresponding to 9,45% of the legal capital, in application of the authorization of the General Shareholders’ Assembly on June 17, 2002. The French stock exchange authorities gave to this program the visa number  03-052 on February 10, 2003. As of March 31,  2003, the company holds 156 346 shares for a total purchase price of  € 1,312,215.

On March 25, 2003, the Board of Directors granted 193,000 founders’ warrants to employees of the parent company and 155,200 stock options to subsidiaries’ employees. The exercise price of these founders’ warrants and stock options is  €8.07 per share.

18.          Reconciliation between the accounting principles accepted in the France and the accounting principles accepted in the United States

Due to its  listing both in France and in the United States, the company is preparing the financial statements in accordance with accounting principles generally accepted in the United States. The accounting principles generally accepted in France differ from the accounting principles generally accepted in the United States on the followings points:

Goodwill amortization

According to the US principles, the goodwill on acquisitions realized after July 1st, 2001 ceases to be amortized. The French principles have maintained this amortization.

Stock options and company’s founders’ warrants (similar to stock options)

According to the US principles, when the stock options are issued to employees with an exercise price less than the deemed fair value, the corresponding additional paid-in capital is immediately booked in shareholders’ equity.  This additional paid-in capital is offset by deferred compensation of the same amount booked as a deduction of shareholders’ equity. The impact on of the shareholders’ equity is therefore neutral. The deferred compensation is amortized to expense over the vesting period. According to French principles, the stock options are booked for the exercise price at the date of exercise with no impact on profit and loss.

The exercise prices of the September 1998 and February 1999 stock option plans were equivalent to the deemed fair value at the date of the grant (€2.29 and €4.57 respectively). However, in the context of a public offering in the United States, the Securities and Exchange Commission regulations imposed a valuation close to initial public offering price for the stock option plans granted in the year prior to the public offering. Therefore, the September 1998 and February 1999 stock option plan have generated an amount of deferred compensation at December 31, 1998 and 1999 of €2,022,000 and €5,344,000 respectively.

Underlying gain on marketable securities

According to the US principles, the marketable securities made up by short term deposit certificates with no risk of rate and invested in funds at fixed revenues can are valued at market value. The underlying gains or losses are booked in the results. According to French principles, the marketable securities are booked at acquisition costs. Only underlying losses are accrued. The underlying gains on deposit certificates ( €274,000 recognized as a profit in the year ending December 31, 1999 in the U.S. accounts) were reversed in 2000. At December 31, 2000, 2001 and 2002, there has been no underlying gain.

The table below presents the reconciliation at December 31, 2000, 2001 and 2002 between the  accounting principles accepted in the France and the accounting principles accepted in the United States.

	Year ending December 31
	2000	2001	2002
	€	€	€
	(in thousands)
Net results
In accordance with the principle generally accepted in France	(12,472)	11,648	43,157
Underlying gain on marketable securities	(274)	—	—
Amortization of deferred compensation on stock options	(1,758)	(2,378)	(2,200)
Amortization of goodwill on Iconn Wireless and Arguin	—	38	1,130

In accordance with the principle generally accepted in the US	(14,504)	9,308	42,087

	At December 31
	2000	2001	2002
	€	€	€
	(in thousands)
Shareholders’ Equity
In accordance with the principles generally accepted in France	108,010	121,845	165,770
Amortization of goodwill on Iconn Wireless and Arguin	—	39	1,049
In accordance with the principle generally accepted in the US	108,010	121,884	166,819

VI.                                Report of the Statutory Auditors on the Consolidated Accounts

Year ended December 31, 2002

In our capacity as statutory auditors, we have audited the accompanying consolidated accounts of the Wavecom Company, presented in euros, in accordance with French accounting principles as of December 31, 2002.

These consolidated accounts are the responsibility of the Company’s Board of Directors. Our responsibility is to express an opinion on these accounts based on our audit.

We conducted our audit in accordance with French professional standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free from material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated accounts.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated account presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated accounts present fairly, in all material respects, the financial position of the Group as of December 31, 2002 and the results of the Group’s operations included in the consolidation for the year then ended, in accordance with French accounting principles.

Without qualifying our opinion, we draw your attention to the note 1 to the consolidated accounts which discloses the change in accounting method resulting from the first time application since January 1, 2002 of the new French accounting regulation “CRC 2000-06” relating to liabilities, which has no impact on the Company’s consolidated net income and consolidated shareholders’ equity.

We have also reviewed the information relating to the Group contained in the Directors’ report.

We have nothing to report with respect to the fairness of such information and its consistency with the consolidated accounts.

Paris, April 4, 2003

The Statutory Auditors
ERNST & YOUNG AUDIT	ROUER, BERNARD, BRETOUT S.A

French original signed by	French original signed by

John Mackey	Philippe Rouer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: May 02, 2003	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer